(646) 227-5416	(212) 818-8892 email address mfrankenthaler@graubard.com
August 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Movie Star, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 8, 2007 File No. 1-05893

Registration Statement on Form S-1 Filed on June 8, 2007 File No. 333-143619

Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 27, 2006 File No. 1-05893

Form 10-Q for the Fiscal Period Ended March 31, 2007 Filed May 10, 2007 File No. 1-05893

Dear Mr. Owings:

As counsel to Movie Star, Inc. (‘‘Movie Star’’), we hereby submit Movie Star’s response to the Staff’s comment letter, dated July 6, 2007, relating to the above-captioned Preliminary Proxy Statement and Registration Statement, and relating to the above-captioned Form 10-K and Form 10-Q with respect to comment 103. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Movie Star’s response to each comment immediately thereafter. Captions and page references herein correspond to those set forth in the revised Preliminary Proxy Statement (‘‘Proxy Statement’’) and/or Amendment No. 1 to the Registration Statement (‘‘Amendment No. 1’’), as applicable, copies of which have been marked to reflect the changes from the original filing of the Proxy Statement and Registration Statement. We are also delivering three (3) courtesy copies of each such marked Proxy Statement and Amendment No. 1 to John Fieldsend. When used in the responses contained in the letter, ‘‘Movie Star,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ refer to Movie Star, Inc.

Securities and Exchange Commission
August 29, 2007

Preliminary Proxy Statement on Schedule 14A

Summary of the Material Terms of the Merger and Related Transactions, page 1

1.	Here and elsewhere in the proxy statement, where you refer to the stock issuance proposal, specifically refer to the number of shares you seek to issue when you refer to the approval of the issuance of shares so that shareholders can appreciate the quantity of shares you plan to issue.

We note the comment and supplementally advise that the specific number of shares we seek to issue in connection with the stock issuance proposal is omitted as such number includes the number of shares issuable in connection with the rights offering, which is dependent upon an average share price of our common stock for the 20 trading days immediately preceding the record date, which has not yet been determined. We have inserted a placeholder on the cover letter and notice of the special meeting and on pages 5, 6 and 94 of the Proxy Statement and we will fill in the exact number of shares when we can definitively determine such amount.

2.	Please provide the facts relied upon to make the Section 4(2) exemption available with regard to the issuance of the shares of common stock in the stock issuance proposal.

The issuance of Movie Star common stock to the stockholders of FOH Holdings, Inc. (‘‘FOH Holdings’’) in the merger is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (‘‘Securities Act’’) and/or Rule 506 of Regulation D under the Securities Act. FOH Holdings has only two stockholder groups – Tokarz Investments, LLC (‘‘Tokarz Investments’’) and Fursa Alternative Strategies LLC (‘‘Fursa’’) and certain funds and accounts affiliated with, managed by, or over which Fursa or one of its affiliates exercises investment authority, including, without limitation, with respect to voting and dispositive rights. Representatives of both Tokarz Investments and Fursa have signed the merger agreement (solely for purposes of certain sections) and the stockholders agreement (the ‘‘stockholders agreement’’), dated as of December 18, 2006, by and among FOH Holdings, Movie Star and the FOH Holdings stockholders. Pursuant to Section 7(c) of the stockholders agreement, each FOH Holdings stockholder has represented that: (i) such stockholder is an ‘‘accredited investor’’ within the meaning of Rule 501(a) of Regulation D under the Securities Act, and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in Movie Star common stock, (ii) such stockholder is capable of bearing the economic risks of the investment, (iii) such stockholder is acquiring the shares of Movie Star common stock issuable in the merger for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling such stock and (iv) such stockholder understands that the shares of Movie Star common stock to be issued in connection with the merger have not been and will not be registered under the Securities Act and are being issued in a transaction exempt from registration under the Securities Act and may not be transferred without registration under the Securities Act except pursuant to an exemption from such registration available under the Securities Act. In addition, each such stockholder has had both the opportunity to ask questions and receive answers from the officers and directors of Movie Star and has had access to Movie Star’s SEC filed reports. Upon consummation of the merger, Movie Star will file a Form D as required under Rule 506.

Securities and Exchange Commission
August 29, 2007

3.	Either in the context of the number of shares necessary for the approval of each of the matters being presented to shareholders or in your discussion of the voting agreement you have entered into with TTG Apparel, please revise to discuss the extent to which the vote is assured with respect to each of the matters being presented.

We note the comment and have revised the disclosure on pages 3 and 8 of the Proxy Statement to clarify that, notwithstanding the voting agreement with TTG Apparel, the vote is not assured with respect to any of the matters being presented to our shareholders, although if a quorum is present and alternative directors are not proposed by any shareholder, our nominees will be elected.

4.	You refer to an amendment to your bylaws whereby the approval of 75% of your directors will be necessary for certain material transactions not in the ordinary course or actions that affect your capital structure. Please revise to indicate whether this change to your bylaws will require shareholder approval or can be implemented with the approval of your directors acting alone.

We note the comment and have revised the disclosure on page 8 of the Proxy Statement to indicate that this amendment to our bylaws was approved by our board of directors, subject to the consummation of the merger, and will not require shareholder approval.

5.	Please remove from the summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

We note the comment and have revised the summary section and the forepart of the Proxy Statement and Amendment No. 1 to remove all defined terms.

6.	It appears the Summary of Material Terms of the Merger and Related Transactions is duplicative of some of the information found in the Questions and Answers About the Proposals section and the Summary of the Proxy Statement section, especially as it relates to the vote required to approve each matter. Please revise those three sections to ensure clarity and conciseness of disclosure. In this regard, we suggest you limit the Questions and Answers About the Proposals section to procedural matters relating to the meeting.

We note the comment and have reorganized the disclosure in the forepart of the Proxy Statement to leave only one summary section, which we now refer to as the ‘‘Summary Term Sheet,’’ to avoid duplicative disclosure and to ensure clarity and conciseness of disclosure. We have also removed from the Questions and Answers section of the Proxy Statement the duplicative information that related to the vote required to approve each matter.

Questions and Answers About the Proposals, page 4

7.	Refer to the Q&A entitled ‘‘If my shares are held in ‘street name’, will my broker, bank or nominee automatically vote my shares for me?’’ and revise to explain which of your matters are non-discretionary vs. discretionary so that shareholders can appreciate the import of these designations.

We note the comment and have revised the Q&A on page 12 of the Proxy Statement to explain which matters are non-discretionary and which are discretionary.

Securities and Exchange Commission
August 29, 2007

Summary of this Proxy Statement, page 14

8.	In your discussion regarding the Management of the Combined Company, please revise to indicate where the members of management previously served so as to provide readers with information regarding the representation of management.

We note the comment and have revised the disclosure on page 3 of the Proxy Statement to indicate where the members of management have previously served.

Risk Factors, Page 28

Risks Relating to the Merger, page 28

9.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors; especially focusing on the risks in your Risks Related to the Businesses of Movie Star and Frederick’s of Hollywood subsection. See Item 503(c) of regulation S-K. As examples, please consider the following risk factors:

•	‘‘The combined company may fail to realize some or all of the anticipated benefits of the merger.’’ Page 28.

•	‘‘Adverse changes in the economy may adversely affect consumer spending, which could negatively impact the combined company’s business.’’ Page 33.

•	‘‘Increases in costs of mailing, paper and printing may affect the combined company’s business.’’ Page 36.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 30. Some of your risk factors should be separated into multiple risk factors, such as the last full risk factor on page 33. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, such as the last risk factor on page 33, and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based on your revisions.

We note the comments and have revised the Risk Factors sections of the Proxy Statement and Amendment No. 1 accordingly.

Securities and Exchange Commission
August 29, 2007

10.	Please tell us why you have not included a discussion of the dilution or other risks caused by the subscription rights registration statement on Form S-1 that you filed on June 8, 2007.

We note the comment and have added a subsection to the Risk Factors section on page 20 of the Proxy Statement entitled ‘‘Risks Relating to the Rights Offering.’’ We have included in this subsection only those risk factors included in Amendment No. 1 that we believe our shareholders should consider when determining whether to vote in favor of the proposals contained in the Proxy Statement, particularly the stock issuance proposal. Risk factors included in Amendment No. 1 that specifically relate to more technical aspects of the rights offering process, such as risks relating to the timing of delivery of materials and the receipt of a subscription certificate, have been excluded from the Risk Factors section of the Proxy Statement.

The failure to integrate successfully in a timely manner our business operation.... page 29

11.	In this risk factor, you state that the combined company ‘‘may face significant challenges in consolidating [y]our functions....’’ Significant challenges do not necessarily equate to material risks. Please revise this risk factor to disclose only material risks in integrating your operations with those of Frederick’s of Hollywood.

We note the comment and have revised the risk factor on page 16 of the Proxy Statement and page 19 of Amendment No. 1 to disclose only material risks in integrating our operations with those of Frederick’s of Hollywood.

The combined company will be required to comply with Section 404 of the.... page 31

12.	In this risk factor, you state that FOH Holdings has two material weaknesses and other deficiencies in its internal control over financial reporting. Please disclose this fact in the heading of this risk factor or create a separate risk factor disclosing this information specifically. Also, please discuss whether these material weaknesses are likely to cause material weaknesses in the internal control over financial reporting of the combined company.

We note the comment and have created a separate risk factor on page 19 of the Proxy Statement and page 21 of Amendment No. 1 that discloses in the heading the fact that FOH Holdings has had two material weaknesses and other deficiencies in its internal control over financial reporting. Disclosure also has been added to this risk factor stating that these previously identified material weaknesses, or newly identified material weaknesses of FOH Holdings, could cause material weaknesses in the internal control over financial reporting of the combined company.

The combined company depends on its key personnel, page 33

13.	Please disclose the key personnel to whom you are referring in this risk factor.

We note the comment and have revised the risk factor on pages 21 and 22 of the Proxy Statement and page 23 of Amendment No. 1 to disclose the key personnel to whom we are referring.

Securities and Exchange Commission
August 29, 2007

We rely on one key customer, and the loss of such key customer could.... page 34

14.	You state that in fiscal year 2006 and the nine months ended March 31, 2007, approximately 40% and 65% of your sales were generated respectively from five customers, including Wal-Mart. Please disclose the other four customers or tell us why it would not be appropriate for you to do so.

We note the comment and have revised the risk factor on pages 22 and 23 of the Proxy Statement and page 24 of Amendment No. 1 to clarify the risk, which we believe is a significant decrease in business from or the loss of Wal-Mart as a customer. Accordingly, disclosure with respect to other customers has been eliminated. During fiscal 2007, Wal-Mart generated approximately 51% of revenues, Frederick’s of Hollywood generated approximately 5% of revenues and eight other customers each generated between approximately 1.4% and 3.7% of revenues (or an additional 19% in the aggregate), with the balance of our customers generating the remaining 25%. During fiscal 2006, Wal-Mart generated approximately 25% of revenues, Frederick’s of Hollywood generated approximately 2% of revenues and eight other customers each generated between approximately 2.6% and 5.3% of revenues (or an additional 27% in the aggregate), with the balance of our customers generating the remaining 46%. Based on the foregoing, we do not believe it is appropriate to disclose customers other than Wal-Mart in this risk factor because the percentage of revenues that each of these other customers has generated is immaterial to Movie Star’s business operations and financial condition relative to Wal-Mart, and a decrease in business from, or the loss of any single customer would not have a material adverse impact on Movie Star’s business operations or financial condition.

The failure to upgrade information technology systems as necessary could.... page 36

15.	In this risk factor, you state that some of your information technology systems and some of Frederick’s of Hollywood’s information technology systems ‘‘are dated and are an amalgamation of multiple applications, rather than one overarching state-of-the-art system.’’ Please disclose the systems that will cause a material risk to you and the combined company if modifications or replacements are not made.

We note the comment and have revised the risk factor on page 24 of the Proxy Statement and page 25 of Amendment No. 1 to disclose the information technology systems that will cause a material risk to Movie Star and the combined company if modifications or replacements are not made.

FOH Holdings’ Selected Historical Consolidated Financial and Other Data, page 42

16.	Please expand to include income (loss) from continuing operations per common share and cash dividends declared per common share as required by Item 301 of Regulation S-K.

As noted in Instruction 1 to Item 301 of Regulation S-K, the purpose of the selected financial data is to ‘‘highlight certain significant trends in the registrant’s financial condition and results of operations.’’ In light of the stated purpose of Item 301 and the fact that the selected financial data relates to FOH Holdings, a privately-held company, rather than Movie Star, the registrant, we believe that the inclusion of FOH Holdings’ per share income (loss) from continuing operations and cash dividends declared per common share does not provide information that is necessary for readers to understand the trends in Movie Star’s financial condition and results of operations. More importantly, we believe that the inclusion of such measures would be confusing and possibly misleading to readers since the per share data would be based on a capitalization structure of FOH Holdings that is not

Securities and Exchange Commission
August 29, 2007

applicable to Movie Star and has no relation to the post-merger per share data of Movie Star. We note that the Summary Selected Pro Forma Condensed Consolidated Financial Information, the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended July 29, 2006 and the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Nine Months Ended April 28, 2007 on pages 32, 87 and 88 of the Proxy Statement and pages 15, 41 and 42 of Amendment No. 1 includes the relevant per share financial data for the combined entity.

The Merger and Related Transactions, page 52

Background of the Merger and Related Transactions, page 52

17.	Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that ‘‘members of our management,’’ ‘‘members of our board,’’ ‘‘members of FOH Holdings’ management team,’’ ‘‘members of FOH Holdings’ board of directors,’’ or another group similarly described performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

We note the comment and have revised the disclosure in this section of the Proxy Statement accordingly.

18.	You state that in January 2004, during Michael Tokarz’s due diligence investigation of you prior to his purchase of your shares from a former shareholder, Mr. Tokarz met with your management team and discussed whether you would be interested in growing your business. Please disclose who initiated this meeting.

We note the comment and have updated the disclosure on page 37 of the Proxy Statement to state that Mr. Tokarz initiated the meeting with our management team in January 2004.

19.	In the third paragraph on page 54, you state that Chanin Capital, LLC’s preliminary analysis of the merger suggested that an ownership percentage for your shareholders higher that 33% could be justified. Ultimately, it appears that you decided to accept a 40% ownership percentage for your shareholders. Please disclose whether 40% reflects Chanin’s initial analysis.

We note the comment and have revised the disclosure on page 39 of the Proxy Statement to disclose that 40% falls within the range suggested by Chanin’s preliminary analysis.

20.	In one of the bullet points on page 58, you state that Chanin Capital, LLC conducted a process to ‘‘seek alternative proposals to the proposed transaction.’’ Please note that you must discuss the benefits and risks associated with any alternative transaction you considered, and indicate why any alternative was deemed inferior to the instant transaction. In this regard, your revised disclosure must include all alternatives considered.

In response to the comment, we supplementally advise that Movie Star did not consider any alternative proposals to the proposed transaction with FOH Holdings as none of the prospective parties sought by Chanin or any other party proposed an alternative transaction to Movie Star. We further note that the disclosure at the end of the carryover paragraph on page 42 of the Proxy Statement describes such fact.

Securities and Exchange Commission
August 29, 2007

21.	On page 55, you state that on August 29, 2006 Torys LLP informed Cooley Godward Kronish LLP of ‘‘several issues raised by the draft merger agreement’’ upon which FOH Holdings, Inc. showed no initial flexibility and caused negotiations to be suspended. Please disclose these issues and how progress was made so that negotiations were recommenced on September 5, 2006.

We note the comment and have revised the disclosure on page 40 of the Proxy Statement to include the issues raised by Torys LLP and to describe how progress was made so that negotiations were recommenced on September 5, 2006.

22.	On November 6, 2006, the FOH Holdings, Inc. special committee submitted a new proposal in writing to your special committee that reflected many of the terms included in your special committee’s October 25, 2006 proposal. Please discuss these terms.

We note the comment and have revised the disclosure on pages 40 and 41 of the Proxy Statement to include the terms of the new proposal submitted by the FOH Holdings special committee to our special committee on October 25, 2006 and November 6, 2006.

23.	Please elaborate upon your discussion of the solicitation of third party interests that was undertaken by Chanin. In doing so, please describe whom or what types of parties were solicited and how those parties were selected.

We note the comment and have revised the disclosure on page 42 of the Proxy Statement to elaborate upon our discussion of solicitation of third party interest that was undertaken by Chanin, including describing the solicited parties and how those parties were selected.

24.	Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board including the report made by Allen & Company. In addition, you should provide to us for review any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

We note the comment and supplementally confirm that we have described in detail all oral and written reports, opinions, consultations, proposals or presentations, whether preliminary or final, received by us or any of our affiliates from any third party and materially related to the proposed transaction with FOH Holdings as required under Item 1015 of Regulation M-A. In addition, we supplementally advise that the presentation made by Allen & Company is not described in detail because Allen & Company, as FOH Holdings’ financial advisor, made such presentation to FOH Holdings only. Allen & Company’s presentation material was furnished to us in connection with our discussions with FOH Holdings concerning the relative values of the two companies. As requested by your comment, we are supplementally providing for your review Chanin’s board presentation materials under separate cover.

Securities and Exchange Commission
August 29, 2007

Reasons for the Recommendation of our Special Committee and Board of.... page 57

25.	It is important that stockholders understand why the board chose to pursue the merger. In this regard, the factors you discuss must be explained in enough detail for stockholders to understand them without using conclusory statements or listing of generalized areas of consideration. Therefore, you must ensure that each factor you cite contains adequate detail to place it in context. Please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of the board’s consideration of each factor. Please describe in specific terms what it was about each factor that supports the board’s decision. As examples, consider the following:

•	more clearly explain the potential operating and sales synergies and cost savings the merger will create;

•	address the current state of development, your customer concentration, your prospects as an independent company, the increasingly competitive market for your products and services, and your competitive position about which you state your board of directors and special committee were familiar and led to their decision regarding the merger;

•	explain how the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies compete; and

•	discuss the meaning of the potential incompatibility of business cultures.

We note the comment and have revised the disclosure on pages 44, 46 and 47 of the Proxy Statement to provide a meaningful discussion of the board’s consideration of each factor and what it was about each factor that supported the board’s decision.

26.	In the last paragraph of this section, you state that the foregoing discussion of information and factors considered by your special committee and the board of directors ‘‘is not intended to be exhaustive,’’ and the special committee and board took into account other information and factors in determining whether to recommend the transaction. Alternatively, please disclose whether you have discussed all the material information and factors considered by your special committee and board in making their decisions. If not, please provide all material information and factors considered by the special committee and board in deciding on the merger.

We note the comment and have revised the disclosure on page 47 of the Proxy Statement to clarify that all material information and factors considered by our special committee and board in making their decision have been discussed.

Opinion of Financial Advisor to Special Committee, page 61

27.	You state that the summary of the Chanin Capital, LLC opinion is qualified in its entirety by reference to the full text of the opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

We note the comment and have revised the disclosure on page 47 of the Proxy Statement to delete the statement that the summary of the Chanin opinion is qualified in its entirety by reference to the full text of the opinion.

Securities and Exchange Commission
August 29, 2007

28.	Please revise this section and other applicable sections throughout your document to provide a clearer and more concise discussion of the analyses performed by Chanin Capital, LLC. For each analysis, please expand your disclosure to provide a full discussion of the statistical findings, including how these companies determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the companies and transactions that are part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. For example, your Discounted Cash Flow Analysis presents the implied enterprise values but does not explain what those values mean in the context of the present transaction consideration. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. See Item 1015(b)(6) of Regulation M-A.

We note the comment and have revised the disclosure in this section of the Proxy Statement to provide a clearer and more concise discussion of the analyses performed by Chanin. We supplementally note that the implied equity value and implied price per share were neither requested by nor provided to us because such elements are not relevant to stock mergers with privately held entities similar to the proposed transaction with FOH Holdings.

29.	We note that you have included in this section, in a bulleted format, the factors Chanin Capital, LLC considered in performing its analyses of the fairness of the consideration. Additionally, please disclose in the same bulleted format the specific assumptions Chanin made in performing its analyses of the fairness of the consideration.

We note the comment and have revised the disclosure on page 48 of the Proxy Statement to include in bulleted format the specific assumptions Chanin made in performing its analysis of the fairness of the consideration.

Publicly Traded Company Analysis, page 63

30.	Please expand your discussion regarding the bases on which the specific selected companies were chosen for comparison by Chanin Capital, LLC and tell us whether any companies meeting this criteria were excluded from the analysis.

We note the comment and have revised the disclosure on pages 50 and 51 of the Proxy Statement to expand the discussion regarding the bases on which the specific selected companies were chosen for comparison by Chanin. We supplementally advise that none of the companies meeting the criteria were excluded from this analysis.

Precedent Transaction Analysis, page 64

31.	Please tell us whether any precedent transactions meeting the criteria were excluded from your analysis. Also, please disclose the total dollar value, the merger price per share, and the premium paid to shareholders for each transaction considered.

We note the comment and have revised the disclosure on pages 51 and 52 of the Proxy Statement to include the dollar value for each transaction considered. We supplementally advise that we did not request, nor did Chanin provide to us, the merger price per share or the premium paid to shareholders for each transaction considered because such elements are not relevant to stock merger

Securities and Exchange Commission
August 29, 2007

transactions similar to the proposed transaction with FOH Holdings. We supplementally advise that none of the companies meeting the criteria were excluded from this analysis.

Discounted Cash Flow Analysis, page 65

32.	Please tell us the basis for the selection of the 7.5x to 8.5x terminal value multiple ranges and the 16.5% to 18.5% discount rate and please explain why Chanin Capital, LLC believes that these ranges are the most appropriate indicators.

We note the comment and supplementally advise that Chanin calculated the net present value of FOH Holdings’ unlevered, after-tax debt-free cash flows based upon estimates provided by FOH Holdings’ management. In performing its analysis, Chanin used discount rates ranging from 16.5% to 18.5% based on FOH Holdings’ estimated cost of capital using the Capital Asset Pricing Model, which employs metrics derived from the Publicly Traded Companies Analysis discussed in the section entitled ‘‘Opinion of Financial Advisor to Special Committee.’’ Chanin estimated FOH Holdings’ terminal value by multiplying FOH Holdings’ 2010 projected EBITDA by terminal EBITDA multiples implied from the Publicly Traded Companies Analysis and the Precedent Transaction Analysis, ranging from 7.5x to 8.5x, which approximated the median multiples implied by those analyses. Chanin believes that these ranges have been determined using customary valuation practices which are reasonable based on its experience.

Interests of Movie Star Directors and Officers in the Merger and Related.... page 66

33.	Please confirm that your officers and directors will not receive any compensation or benefits as a result of the transaction other than the disclosure that appears in this section. For example, please disclose whether the compensation received by your officers and directors will increase as a result of the transaction. Also, please discuss whether there will be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction, whether under any change of control arrangements or otherwise.

We note the comment and have added disclosure on pages 4, 55 and 125 of the Proxy Statement to reference the fact that we are currently negotiating a new employment agreement, to be effective upon the closing of the merger, with Thomas Rende, Movie Star’s current Chief Financial Officer who is to be the Chief Financial Officer of the combined company upon the closing of the merger. We anticipate that we will add disclosure of the material terms of this agreement in subsequent amendments to the Proxy Statement and Registration Statement. We also have added disclosure on pages 55 and 136 of the Proxy Statement that describes the proposed modifications in compensation for Movie Star’s non-employee directors as a result of the transaction. Disclosure also has been added to the introductory paragraph of this section confirming that Movie Star’s officers and directors will not receive any compensation or benefits as a result of the transactions contemplated by the merger agreement other than as disclosed in this section.

Securities and Exchange Commission
August 29, 2007

34.	We note your indication that the company entered into a consulting agreement with Performance Enhancement Partners, LLC. In the context of the background of the merger, please discuss what role the consultant played in ‘‘facilitating the timely and successful completion of the merger.’’

We note the comment and have added disclosure on page 43 of the Proxy Statement that describes Peter Cole’s role as lead director of Movie Star’s board of directors in facilitating the timely and successful completion of the merger.

Material U.S. Federal Income Tax Consequences to Aquila [sic] Stockholders, page 67

35.	You state on page 68 that you do not intend this disclosure to be ‘‘a complete analysis or description of all potential federal income tax consequences of the merger.’’ Please revise this statement as it is inappropriate to indicate that your disclosure is incomplete.

We note the comment and have revised the disclosure on pages 55 and 56 of the Proxy Statement to state that the disclosure is a summary of the material U.S. federal income tax consequences of the merger that are generally applicable to holders of Movie Star common stock that do not have a special tax status. We further revised the disclosure to describe the holders with a special tax status.

Regulatory Matters, page 68

36.	Please describe briefly the ‘‘filings with the States of Delaware and New York which will be necessary to effect the transactions contemplated by the merger agreement and filings of notification and report forms with the Department of Justice and the Federal Trade Commission under the HSR Act, which [you] and FOH Holdings may be required to make.’’ Also, please disclose whether you have received all the necessary regulatory approvals or disclose when you anticipate receiving these approvals.

We note the comment and have revised the disclosure on page 57 of the Proxy Statement to describe the necessary filings with the States of New York and Delaware and the filings and report forms with the Department of Justice and the Federal Trade Commission. As set forth in such section, there are no other regulatory approvals required to effect the transactions contemplated by the merger.

The Merger Agreement, page 69

Conditions to Closing the Merger, page 78

37.	We note that on pages 78 and 79, you list the specific conditions to the merger that may be waived by FOH Holdings, Inc. and by you. Here, and in your Conditions to the Closing of the Merger sub-section on page 24, please disclose which of these waivable conditions you may consider waiving. Also, at the beginning of this section, you list seven bulleted conditions without stating whether any of these conditions may be waived by either FOH Holdings or by you. Therefore, in this section, and in your Conditions to the Closing of the Merger sub-section on page 24, please identify specifically which conditions, if any, may be waived, by which entity they may be waived, and whether you would consider waiving any of your waivable conditions.

We note the comment and have revised the disclosure on page 69 of the Proxy Statement to clarify that each of the conditions to the consummation of the merger and the other transactions contemplated by the merger agreement are for the benefit of the respective party and may be waived

Securities and Exchange Commission
August 29, 2007

by such party, in whole or in part, to the extent permitted by law, rule or regulation or other governmental authorization and approval, and that we can provide no assurance that all of the conditions precedent to the merger will be satisfied or waived by the party permitted to do so. Note that we have removed the detailed description of the conditions to the closing of the merger in the Summary Term Sheet.

38.	Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

We note the comment and have revised the disclosure on page 69 of the Proxy Statement to clarify that as of the date of the Proxy Statement, we are not aware of any material uncertainty as to the satisfaction of any of the conditions to complete the merger.

39.	Please disclose your intentions concerning re-solicitation if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

We note the comment and have revised the disclosure on page 69 of the Proxy Statement to clarify that if we determine that a waiver of a condition would materially change the terms of the merger or the related transactions, or we should otherwise be required by applicable law, we will re-solicit proxies; we have also added disclosure with respect to certain factors that we will rely upon in determining whether the waiver of a particular condition would materially change the terms of the merger.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 95

General

40.	Please update the FOH Holdings, Inc. financial statements and also revise the pro forma financial statements to reflect the new interim period. See Rule 3-12 of Regulations S-X.

We note the comment and have updated the FOH Holdings and the Movie Star financial statements in the Proxy Statement and Amendment No. 1 to reflect their respective current periods. Additionally, we have revised the pro forma financial statements in the Proxy Statement and Amendment No. 1 to appropriately reflect the proper interim periods as required.

Securities and Exchange Commission
August 29, 2007

41.	You indicate the allocation of the purchase price consideration reflected in the pro forma financial statements may differ from the final amounts. If significantly different results may occur as you have disclosed, then please revise to highlight and quantify the specific reasons the pro forma financial statements and your assumptions may differ from actual amounts at closing. In this regard, please provide a sensitivity analysis or provide additional pro forma presentations that give effect to the range of possible results as appropriate. See Rule 11-02(b)(8) of Regulation S-X. Further, please note that any material differences between the adjustments reflected in your final pro forma financial statements included in the final solicitation document and those made at closing of the acquisition should be identified and discussed in the historical financial statements in which the purchase is first reflected. This may be accomplished in the note in which you provide the paragraph 51 of SFAS 141 disclosure.

We note the comment and have revised the disclosure on pages 84 and 90 of the Proxy Statement and pages 37 and 44 of Amendment No. 1 regarding the allocation of the purchase price to indicate that the fair value of our assets and related assumed liabilities are based on preliminary estimates and that, as of the closing date, additional analysis will be required to determine the final fair value of our assets and assumed liabilities, primarily with respect to inventory, intangible assets and certain assumed liabilities. These amounts will change from the amounts shown based on the final valuations upon the closing of the transaction. We do not expect the final allocation of the acquisition consideration to result in significant differences from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements.

42.	Please describe for us the terms of the warrants being issued in connection with the rights offering. Explain to us how you intend on accounting for the warrants citing all relevant accounting literature used to support your analysis.

As sole consideration for the commitments by Tokarz Investments, TTG Apparel and Fursa to enter into a standby purchase agreement (the ‘‘standby purchase agreement’’) with us, we will issue warrants representing the right to purchase, in the aggregate, 10.5% of the total number of shares to be offered in the rights offering, which we refer to as the ‘‘guarantor warrants.’’ The material terms of the guarantor warrants are as follows:

Term.    Each guarantor warrant will expire three years following its issuance.

Exercise Price.    The guarantor warrants will have an exercise price equal to the per share subscription price for a share of Movie Star common stock offered in the rights offering. The exercise price will be subject to adjustment pursuant to adjustment and anti-dilution provisions.

Cashless exercise.    At the option of the holders of the guarantor warrants, the guarantor warrants may be exercised on a cashless net-exercise basis and can only be settled for common stock.

Transfer.    The guarantor warrants will not be transferable or assignable by their holders, except that the guarantor warrants may be transferred to any affiliate of a holder, any wholly-owned subsidiary of such holder or any other person, managed fund or managed client account over which such holder or any of its affiliates exercises investment authority, including, without limitation, with respect to voting and dispositive rights, in a private offering. In order to effect such transfer or assignment, such holder will be obligated to deliver to us a written notice countersigned by the relevant assignee, containing specific information required under the guarantor warrant, including the assignee’s representations and warranties as to its accredited investor status and its investment intent and its understanding as to the transfer restrictions.

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Unregistered shares.    The shares of common stock to be issued upon the exercise of the guarantor warrants will be unregistered shares of our common stock and cannot be resold unless there is a registration or an exemption from registration. In addition, if there is a net-share settlement, the guarantor warrant holder will receive unregistered shares.

Accounting Treatment

Movie Star’s management believes the guarantor warrants meet the definition of a derivative as outlined in paragraphs 6-9 of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’), because (a) the guarantor warrants have an ‘‘underlying,’’ which is the share price of Movie Star common stock, (b) they have a notional amount, which is the number of shares underlying the guarantor warrants and (c) the guarantor warrants require that no initial net investment be made. In addition, the guarantor warrants provide for a net-share settlement at the option of the holder.

Further, the guarantor warrants do not meet any of the scope exceptions identified in paragraph 10 of SFAS No. 133.

The relevant exception that would prevent Movie Star from treating the guarantor warrants as a derivative is the exception in paragraph 11(a) of SFAS No. 133, which states in part:

Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this statement: contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.

In order to determine if the guarantor warrants are indexed to Movie Star’s common stock, Movie Star’s management looked to the guidance included in Emerging Issues Task Force (‘‘EITF’’) Issue no. 01-6, The Meaning of ‘Indexed to a Company’s Own Stock’, and determined that the guarantor warrants are indexed to Movie Star common stock because the settlement amount is based solely on Movie Star’s common stock price and the guarantor warrants can be exercised at any time.

Movie Star looked to the guidance included in paragraph 9 and paragraphs 12 through 32 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, to determine if the guarantor warrants could be classified as stockholders’ equity. Paragraph 9 of EITF 00-19 states, in part, the following:

Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.

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The terms of the guarantor warrants only allow settlement by either physical settlement or net-share settlement. Therefore, based on paragraph 9 of EITF 00-19, the guarantor warrants should be reported in permanent equity. In addition, we also evaluated the criteria identified in paragraphs 12 through 32 of EITF 00-19 in order to ensure that the guarantor warrants cannot be implicitly settled for cash. The following is a summary of the items to be considered in paragraphs 12 through 32:

1.	Does the contract permit the company to settle in unregistered shares? Yes, the guarantor warrants are for unregistered shares.

2.	Does the company have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding? Yes, we will have a sufficient amount of authorized and unissued shares available to settle the guarantor warrants after considering all other commitments.

3.	Does the contract contain an explicit limit on the number of shares to be delivered in a share settlement? Yes, only a fixed number of guarantor warrants will be issued, representing the right to purchase, in the aggregate, 10.5% of the total number of shares to be offered in the rights offering.

4.	Are there any required cash payments to the counterparty in the event the company fails to make timely filings with the SEC? No, there are no such provisions in the warrant agreement that would require Movie Star to make cash payments.

5.	Are there any required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled ‘‘top-off’’ or ‘‘make-whole’’ provisions)? No, there are no provisions that would require Movie Star to make cash payments.

6.	Does the contract require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares? No, there are no provisions that would require Movie Star to make cash payments.

7.	Are there any provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract? No, the warrant holders will not be afforded any rights that rank higher than those of the other common stockholders.

8.	Is there any requirement in the contract to post collateral at any point or for any reason? No, there is no requirement that would require Movie Star to post collateral at any point or for any reason.

Based upon Movie Star’s evaluation of the above items, management has concluded that the guarantor warrants should be classified as permanent equity within shareholders’ equity with no future recognition for changes in fair value.

Securities and Exchange Commission
August 29, 2007

Conclusion

Because the guarantor warrants are indexed to Movie Star’s own stock and will also be classified within shareholders’ equity, the guarantor warrants qualify for the scope exception noted in paragraph 11(a) of SFAS 133. As a result, Movie Star will account for the guarantor warrants as equity by debiting equity and crediting paid-in-capital in an amount equal to the fair value of the guarantor warrants on the date of issuance, and subsequent changes in fair value will not be recognized.

43.	Please explain why you have assumed the escrowed shares will be returned to their respective parties. Please advise, or revise the financial statements to appropriately exclude such shares from the basic earnings per share calculation. See paragraphs 10 and 34 and footnote 5 of SFAS no. 128.

We note the comment and supplementally advise that we have assumed the escrowed shares will be returned to their respective parties because we do not anticipate that any indemnification claims will arise based upon our negotiations in connection with the execution of the merger agreement. The outstanding shares held in escrow that are due to the FOH Holdings stockholders at the end of the indemnification period have been excluded from the basic earnings per share calculation in the Proxy Statement and Amendment No. 1 because all of the conditions necessary for the shares to be returned will not have been met as of the consummation date. This is consistent with paragraph 10 of Statement of Financial Accounting Standards No. 128, Earnings Per Share (‘‘SFAS No. 128’’). The escrowed shares due to the FOH Holdings stockholders at the end of the indemnification period have been included in the diluted earnings per share calculation in the Proxy Statement and Amendment No. 1 because the return of these shares is not based on earnings or the market price of our common stock. This is consistent with the guidance included in paragraph 34 of SFAS No. 128.

The issued shares to be held in escrow to satisfy potential indemnification claims brought against Movie Star do not represent outstanding shares, and we anticipate that all of these shares will be returned to treasury shares at the end of the indemnification period. Because we do not expect any indemnification claims to be brought by the FOH Holdings stockholders, and these shares will not be outstanding during the indemnification period, they have been excluded from both the basic and diluted earnings per share calculation in the Proxy Statement and Amendment No. 1.

44.	Please explain in detail why it is appropriate for the pro forma financial statements to reflect the assumed proceeds of the rights offering. Reference is made to Rule 170. Prohibition of Use of Certain Financial Statements.

Footnote 2 to Financial Reporting Release 506.02.a.i, Presentation Requirements, states:

The Commission may study the provisions of Rule 170 of the Securities Act as part of its merger proxy project. This rule currently precludes presentation of pro forma data when there is no guarantee that all securities offered will be taken.

We believe the pro forma financial statements properly reflect the proceeds of the rights offering because such proceeds are guaranteed by the FOH Holdings stockholders pursuant to the standby purchase agreement entered into on December 18, 2006 among Movie Star and each of the FOH Holdings stockholders. The FOH Holdings stockholders have agreed to purchase and are committed to taking and paying for any of the shares of Movie Star common stock not purchased by the Movie Star shareholders in the rights offering. Therefore, the issuance of $20 million of newly issued shares of Movie Star common stock is guaranteed through the combination of the rights offering and the standby purchase agreement. Further, one of the conditions to the closing of the merger is that the

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Registration Statement shall have been filed with the SEC and declared effective, and as such, the rights offering is directly attributable to the merger, is factually supportable and will have a continuing impact.

45.	Please provide a listing and individual analysis of any potentially material pre-acquisition contingencies. To the extent any potential pre-acquisition contingencies exist, they should be identified and discussed in the pro forma financial statements using the guidance contained in SAB Topic 2.A:7.

We note the comment and supplementally advise that we do not anticipate any pre-acquisition contingencies attributable to the transaction, such as pending or threatened litigation, agreements to repurchase receivables, collectibility issues related to trade receivables, obligations related to product warranties, obligations of commercial banks under ‘‘standby letters of credit’’ or guarantees of the indebtedness of others.

46.	Please describe in detail your process for identifying all acquired intangible assets. Given the substantial amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please tell us in detail the reasons you paid a substantial premium. While we understand that synergies resulting from the combination, as well as cost savings from certain eliminations may justify a premium, your existing purchase price allocation of approximately $6.3 million of goodwill appears high. Please advise in detail. We may have further comment upon review of your response.

In order to identify all acquired intangible assets, management used the guidance included in paragraph 39 of Statement of Financial Accounting Standards No. 141, Business Combinations (‘‘SFAS No. 141’’), and the additional guidance provided in paragraph 14 of Appendix A to SFAS No. 141. The process that was followed to identify all acquired intangible assets involved a thorough review of all contracts and legal rights to identify acquired intangibles arising from the ‘‘contractual-legal criterion’’ of SFAS No. 141, paragraph 39. Our management also searched for any intangibles that met the ‘‘separability criterion’’ of paragraph 39 of SFAS No. 141.

In addition, we utilized an independent third-party appraiser to assist in quantifying our acquired intangible assets that could be recorded apart from goodwill, and to assist in identifying any acquired intangible assets that we had not already identified as part of our review. The appraiser undertook its own due diligence effort, which included discussions with management and a review of Movie Star’s financial and merger-related documents in order to assist us in ensuring that all acquired intangible assets had been identified and considered. The only material acquired intangible assets that were identified as part of the process that could be recognized apart from goodwill were Movie Star’s customer relationships, trademarks, leases, and the workforce in place.

Goodwill has been updated in the pro forma financial statements in the Proxy Statement and Amendment No. 1 to be consistent with current periods. While the $6.3 million of goodwill for Movie Star as presented in the pro forma financial statements as of December 31, 2006 (updated to $6.4 million in the pro forma financial statements as of March 31, 2007) is a premium, we do not believe that it is substantial for this transaction. We also do not believe we have omitted any intangibles in allocating fair value and believe that the value that Movie Star will add to the combined company is within reason as it relates to the additional goodwill. Movie Star’s lower-priced suppliers, its ability to source products for FOH Holdings, its reputation in the industry and the combined company’s increased ability to refinance FOH Holdings’ debt are some examples of what Movie Star is able to add to the combined company.

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August 29, 2007

47.	Explain to us what liabilities, if any, you intend on capitalizing as part of the purchase price allocation. Please see EITF Issue no. 95-3.

We supplementally advise that, as a result of the transactions being contemplated by the merger agreement, the combined company does not expect to (1) exit any business activities, (2) terminate employees or (3) relocate employees. Consequently, in combining the two companies, we do not plan on incurring integration costs such as training personnel, relocating personnel or severance and other expenses relating to personnel performing duplicative functions. In addition, we do not have any other liabilities that would be required to be capitalized and, therefore, we do not intend to capitalize any liabilities under EITF Issue no. 95-3 as part of the purchase price allocation.

48.	Please disclose how elimination of management fees paid by FOH Holdings is directly related to the transaction or revise accordingly. In this regard, pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination may be more akin to a forecast.

We note the comment and supplementally advise that the management fees are paid by FOH Holdings pursuant to the Fursa Debt Agreement (as defined in the stockholders agreement). Under the merger agreement and the stockholders agreement, if there are any amounts outstanding as of the effective time of the merger under the Fursa Debt Agreement, the management fee set forth in Section 11.3 of the Fursa Debt Agreement and any other management or service fees related to, or arising out of, the Fursa Debt Agreement shall be terminated as of the effective time of the merger. Therefore, the elimination of the management fees paid by FOH Holdings is contractually required as part of the merger. Because the elimination of the management fee is directly related to the merger, is factually supportable and is expected to have a continuing impact, we believe that the pro forma financial statements have been properly adjusted to reflect the elimination of the management fee. Accordingly, we believe that no additional disclosure is required.

49.	Part 1: We note you will issue shares of common stock and grant options to Performance Enhancement Partners, LLC in connection with the Peter Cole consulting agreement with Movie Star to act as the Executive Chairman of the combined company. Please explain how you will value and account for such equity instruments.

We note the comment and supplementally advise that on April 9, 2007, Movie Star, with the consent of FOH Holdings, entered into a consulting agreement with Performance Enhancement Partners, LLC (‘‘PEP’’). Peter Cole is the sole member and only employee of PEP and this entity does not have any other contractual arrangements with any other party. Movie Star entered into the consulting agreement with PEP rather than directly with Peter Cole at his specific request.

Pursuant to the consulting agreement with PEP, Peter Cole is required to devote from January 1, 2007 to July 26, 2008 substantially all of his business time, energies and attention to the business and affairs of Movie Star and cannot be engaged in any other commercial activity without the consent of Movie Star. He is to act as the lead member of the Board of Directors of Movie Star with his primary function being the facilitation of a timely and successful completion of the merger during the pre-merger term of the consulting agreement (January 1, 2007 through the closing date of the merger). During the post-merger term of the consulting agreement (the period from the closing date of the merger through July 26, 2008), Peter Cole is to be the Executive Chairman for the combined entity. In that capacity, he will oversee the post-merger operations integration; lead strategic planning

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initiatives; instill best practices within a performance-based culture; when established, he will directly oversee the holding company operating activities; and organize and lead board meetings.

Paragraph A75 of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (‘‘SFAS No. 123(R)’’) defines an employee as an individual over whom the grantor of a share-based compensation award exercises, or has the right to exercise, sufficient control to establish an employer-employee relationship based on common law as illustrated in case law and currently under U.S. Internal Revenue Service Revenue Ruling 87-41. Because Peter Cole is required to devote substantially all of his business time, energies and attention to the business affairs of Movie Star, and because he cannot be engaged in any other commercial activity without the consent of Move Star, we believe that Movie Star has the right to exercise sufficient control over Peter Cole, and as such, believe that he is substantively acting in the capacity as an employee-director rather than as a non-employee director. In addition, because PEP has no operations other than its consulting agreement with Movie Star, and Peter Cole is the sole member and only employee of PEP, we believe that, in substance, the share-based compensation granted to PEP is being granted to Peter Cole. As such, we believe that the share-based compensation being granted to PEP should be accounted for as share-based compensation granted to an employee under SFAS No. 123(R).

Pursuant to the consulting agreement, Movie Star is to issue 100,000 shares of common stock to PEP, which issuance is contingent upon the successful closing of the merger and related transactions. The shares will be fully vested and irrevocable on the date of issuance. Historically, compensation cost related to performance options or shares that only vest on the consummation of a business combination were recognized when the business combination was consummated. Accordingly, recognition of compensation cost was deferred until consummation of the transaction, even when it became likely that the business combination would be consummated. This position is based on the principle established in EITF Issue No. 96-5, ‘‘Recognition of Liabilities for Contractual Termination Benefits or Changing Benefit Plan Assumptions in Anticipation of a Business Combination.’’ We believe that a similar approach should be applied under SFAS No. 123(R) when determining how to account for the share-based compensation. Because the issuance of the shares to PEP is contingent upon the completion of the merger and such shares will be performance shares, we believe that the compensation cost associated with these shares should be deferred and recognized on the closing date of the merger based on the fair value of the shares issued on the date of grant in accordance with SFAS No. 123(R).

As such, the cost associated with the issuance of the shares will be recognized in the pre-merger financial statements of Movie Star on the closing date of the merger, with the associated cost being determined based upon the fair value of the shares issued on the date of grant. We have updated the pro forma financial statements in the Proxy Statement and Amendment No. 1 to reflect an adjustment to the purchase price in an amount equal to the fair value of the shares that will be issued to PEP on the closing date of the merger.

On the closing date of the merger, we will grant to PEP, a non-qualified option, defined as ‘‘Post Merger Term Options’’ in the consulting agreement, to purchase 275,000 shares of common stock. The exercise price of the option will equal the last sale price of our common stock on the grant date, with 75,000 shares vesting on the grant date, 100,000 shares vesting on January 3, 2008 and 100,000 shares vesting on July 26, 2008. The option will expire on the fifth anniversary of the grant date. Unvested options will expire upon the termination of the consulting agreement for ‘‘cause’’ (as such term is defined in the consulting agreement). Because we view these options as being granted to an employee

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of Movie Star, we believe the expense associated with the option grant should be recognized in the financial statements of the combined entity over the vesting period of the options on a straight-line basis over the requisite service period for the entire award, with the amount of compensation cost recognized at any date being at least equal to the portion of the grant date value of the award that is vested at that date. We believe the compensation cost recognized should be based on the fair value of the option on the date of grant in accordance with SFAS No. 123(R) and the option grant should be valued on the measurement date using the Black-Scholes option pricing model.

Finally, the consulting agreement allows for us to extend the consulting agreement for up to two additional six-month periods upon the expiration of the post-merger term of the agreement. Upon the commencement date of each extension period, PEP is to be granted an option to purchase 50,000 shares of our common stock. Each of the options is to have an exercise price equal to the last sale price of the common stock on the date of grant, with a vesting period of six months. We believe the cost associated with the issuance of the extension options will be recognized in the financial statements based on grant-date fair value of the options, with the cost being recognized during the six-month period during which each of the options will vest in accordance with SFAS No. 123(R).

Part 2: Futhermore, please explain why you have reflected in the pro forma adjustment of compensation expense the value of Movie Star’s unvested options outstanding at the effective time of the merger. In this regard, we note only vested options were considered in the purchase price allocation. Tell us how you treat vested versus unvested equity awards distinguishing between replacement awards and new awards.

Because the merger is being accounted for as a reverse acquisition, Movie Star is considered to be the acquired entity. As a result, we believe that the stock options held by Movie Star employees that will be outstanding at the closing date of the merger are in effect being exchanged or replaced for options in the combined entity and should be accounted for as such. In determining how to account for the exchange of these options, we have looked to the interpretive guidance included in Issue 8 and Issue 13 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock compensation Under Opinion No. 25 and FASB Interpretation No. 44. Even though EITF Issue No. 00-23 has been nullified by the issuance of SFAS No. 123(R), we believe that the guidance included in Issue 8 and Issue 13 is considered in practice to remain applicable.

Based upon this guidance, we believe that the amount to be included in the cost of acquiring Movie Star resulting from the replacement of stock options or awards held by Movie Star employees is the fair value of the Movie Star stock options outstanding as of the transaction measurement date, net of the portion of the fair value attributable to future vesting requirements as of the consummation date. The fair value of the Movie Star stock options attributable to future vesting requirements as of the consummation date will be allocated to unearned compensation and recognized as compensation cost over the remaining future vesting period.

The estimated fair value of the Movie Star stock options to be allocable to unearned compensation has been recognized in the pro forma financial statements as an adjustment to compensation expense, with the pro forma adjustment representing the incremental expense to be recognized over the expected future vesting periods. This is because the incremental expense associated with these options is directly attributable to the merger, factually supportable, and will have a continuing impact.

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We have included in the pro forma purchase price allocation in the Proxy Statement and Amendment No. 1, the fair value of the Movie Star stock options outstanding as of the transaction measurement date, net of the portion of the fair value attributable to future vesting requirements as of the expected consummation date.

50.	Please explain to us and revise the pro forma note disclosure to reflect how the reverse merger will impact the valuation and accounting for the FOH Holdings outstanding stock options discussed on page F-30 to the interim January 27, 2007 financial statements.

We note the comment and supplementally advise that options granted pursuant to FOH Holdings’ 2003 Employee Equity Incentive Plan (‘‘FOH Holdings 2003 Plan’’) that will be outstanding as of the consummation date of the merger will be assumed by Movie Star. Upon assumption, each option granted under the FOH Holdings 2003 Plan will be modified to allow the holder of the option to purchase that number of shares of Movie Star common stock equal to the product of the number of shares of FOH Holdings common stock that were issuable upon the exercise of such option immediately prior to the effective time of the merger multiplied by 17.811414, which is the same conversion ratio that will be used when converting FOH Holdings common stock into Movie Star common stock upon the consummation of the merger. In addition, the exercise price of these options will be reduced by dividing the original exercise price of the option by 17.811414. All other option terms as specified in the original option grant will remain the same.

We view the assumption of the FOH Holdings 2003 Plan and underlying stock options by Movie Star and the simultaneous modification of these options to be a non-reciprocal transaction between the accounting acquirer and its employees. The intent of this non-reciprocal transaction is to equalize the fair value of the FOH Holdings stock options before and after the conversion of FOH Holdings common stock into Movie Star common stock, and as such, we will account for the modification in accordance with paragraphs 53 and 54 of SFAS No. 123(R). We do not expect to record any incremental compensation expense as a result of the modification because we expect the fair value of the original award immediately preceding the modification to equal the fair value of the modified award.

51.	Please revise your disclosure to explain the amount of shares issued in note d to the pro forma financial statements of 15,792,787 to the number disclosed in the introductory language of 23,689,181 shares.

We note the comment and have revised footnote ‘‘d’’ of the pro forma financial statements on page 90 of the Proxy Statement and page 44 of Amendment No. 1 to clarify that the 15,792,787 shares referenced in the footnote are referring to Movie Star’s issued and outstanding shares as of the merger announcement date, which is the date used to value the common stock, and that the 23,689,181 shares disclosed in the introductory language refers to the number of shares to be issued to the FOH Holdings stockholders as a result of the merger.

52.	Please tell us how you intend to allocate the goodwill created on this acquisition to your reporting units. Please be detailed in describing to us how you will define your post merger operating segments and reporting units.

We note the comment and supplementally advise that we will allocate goodwill created in this transaction according to paragraphs 34 and 35 of SFAS No. 142, Goodwill and Other Intangible Assets, which requires goodwill to be allocated to a company’s reporting units. We anticipate that the existing

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individual reporting units and operating segments of FOH Holdings and Movie Star will continue subsequent to the closing of the merger. Currently, we intend to allocate goodwill created from this acquisition to acquired reporting units of Movie Star. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of Movie Star will be allocated to the individual reporting units based upon the relative fair values of the reporting units acquired.

Currently, FOH Holdings has three operating segments: (1) Stores, (2) Internet and (3) Catalog. Please refer to the response to comment number 88 for further information about FOH Holdings’ operating segments. Movie Star currently has one operating segment – Wholesale. We are in the process of evaluating the post-merger operating segments and reporting units, and will not be able to make a final determination of what they will be until the merger has been consummated and we are able to evaluate and determine the internal reporting structure of the combined entity. However, based on our preliminary analysis, we believe that our post-consummation operating segments and reporting units may consist of: (1) Wholesale, (2) Direct (with the Internet and Catalog operating segments being combined due to the potential convergence of the financial reporting and the system-generated reports as a result of the convergence of these businesses) and (3) Stores, each with a segment manager who will report directly to the chief operating decision maker.

In addition, assuming that our post-consummation operating segments will be the Wholesale, Direct and Stores operating segments, we believe that the Wholesale operating segment may be considered to be a single reporting segment, and that the Direct and Stores operating segments will be combined into one reporting segment.

53.	Reference is made to adjustment (c) on page 100. Please explain why the purchase accounting adjustment to fair value results in a write down to inventory and expand your disclosure as necessary. Tell us how you determined fair value, estimated selling and distribution costs and the normal profit margin.

The pro forma adjustment (c) to inventory on page 86 of the Proxy Statement and page 40 of Amendment No. 1 has been updated to reflect the current periods in the pro forma financial statements. The updated valuation resulted in a step-up of inventory due to the mix of the on-hand inventory. The purchase accounting adjustment to fair value as of December 31, 2006 resulted in a write down to inventory because the carrying balance of the on-hand inventory approximated the selling price. As such, the carrying balance of the on-hand inventory was written down in the pro forma financial statements for disposal costs and a reasonable profit allowance for the selling effort.

The fair value less the costs to dispose of the inventory and the normal profit margin for the selling effort were calculated in accordance with paragraph 31(c) of SFAS No. 141, which is determined as follows:

•	We hired an independent third party valuation consultant to render its opinion as to the fair value of our intangible assets, office leases and inventory. For purposes of the analysis, fair value was defined as the price at which the assets could be bought or sold in a current transaction between willing parties; that is, other than in a forced or liquidation sale.

•	The fair value of the inventory was calculated by applying a historical mark-up to the carrying value of the inventory. This mark-up was based on the product mix on hand and historical mark-ups. We then deducted an amount for disposal costs that would be incurred to

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dispose of the inventory, which included items such as sales commissions, travel expenses, order processing, ticketing, packaging and shipping costs. Lastly, we deducted a reasonable profit allowance for the selling effort that was based on the historical pre-tax profit, absent items such as merger-related expenses.

•	The Work in Process inventory was valued in a similar process to the finished goods inventory, but it was first adjusted for its estimated completion percentage.

54.	Notwithstanding the above comments, please explain to us how you were able to conclude that FOH Holdings is the accounting acquirer. Address each of the factors in paragraph 17.a of SFAS no. 141. Please include in your response the voting interest existing holders of Movie Star common stock will own, including TTG Apparel, following the merger. Further, tell us what consideration you gave to the rights offering and the voting interest existing holders of Movie Star common stock will own following the merger if they purchase the shares in conjunction with the rights offering. Lastly, please include in your response the consideration you gave to the shareholders agreement to vote shares in concert with the directors on the initial board for 18 months.

We note the comment and supplementally advise that our determination of the accounting acquirer was based upon paragraph 17 of SFAS No. 141, which provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. As noted in paragraph 17 of SFAS No. 141, ‘‘[c]ommonly, the acquiring entity is the larger entity.’’ The table below illustrates that FOH Holdings is substantially larger than Movie Star from both a balance sheet and income statement perspective.

(Amounts in Thousands)	FOH Holdings Year Ended July 31, 2006	Movie Star Year Ended June 30, 2006
Total Revenues	$137,258	$51,639
Gross Profit	$56,868	$14,111
Net Loss	$(3,285)	$(1,000)
Total Assets	$60,734	$23,221

Additionally, paragraph 17 of SFAS No. 141 states, ‘‘the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.’’ We note that Movie Star, a public registrant, will be the issuer of the equity interests to effect the merger, as FOH Holdings is a private company.

In addition to the general considerations discussed in paragraph 17 of SFAS No. 141 above, our analysis contemplated each of the specific factors of subparagraphs (a) through (e) set forth in paragraph 17 of SFAS No. 141. The following is a summary of our analysis that presents the criteria outlined in Paragraph 17 of SFAS No. 141 and the applicable facts and circumstances related to our evaluation of who the accounting acquirer is:

(a) The relative voting rights in the combined entity after the combination – all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Securities and Exchange Commission
August 29, 2007

The shareholders agreement (‘‘shareholders agreement’’) to be entered into in connection with the closing of the transactions contemplated in the merger agreement by and among each of the FOH Holdings stockholders and Movie Star does not contain any provision that would require the FOH Holdings stockholders to vote in unison with the board of directors of the combined company during the 18-month period subsequent to the consummation of the merger on any matters that would require a shareholder vote. The only item restricting the voting rights of the FOH Holdings stockholders is the provision in Section 4 of the shareholders agreement that requires the FOH Holdings stockholders to vote their shares in favor of the election of the predetermined directors specified in the shareholders agreement for a period of 18 months following the closing of the transactions contemplated by the merger agreement. The impact of the composition of the board of directors of the combined company is discussed in our analysis of criteria (c) below.

Immediately following the effective time of the merger and without giving effect to the rights offering or the issuance of shares upon exercise of employee stock options, guarantor warrants, shares of common stock that may be issued pursuant to the standby purchase agreement or shares of Series A Preferred Stock (which votes as common stock), the FOH Holdings’ stockholders will beneficially own approximately 60% of the outstanding common stock of Movie Star on a non-diluted basis and the Movie Star shareholders (including TTG Apparel) will own approximately 40% of the outstanding common stock of Movie Star on a non-diluted basis. The shares of Movie Star common stock to be issued to the FOH Holdings stockholders in the merger and placed in escrow to cover potential indemnification claims by Movie Star have been included in the analysis since the FOH Holdings stockholders will maintain all voting rights. We anticipate that these shares will be returned to the FOH Holdings stockholders at the end of the indemnification period. The shares of Movie Star common stock to be held in escrow to cover potential indemnification claims made by FOH Holdings do not represent outstanding shares and do not carry any voting rights; therefore, they have been excluded from the analysis. We anticipate that all of these shares will be returned to treasury shares at the end of the indemnification period.

To analyze the relative voting rights of the Movie Star shareholders and the FOH Holdings stockholders after giving effect to the rights offering, the issuance of shares of Series A Preferred Stock and shares of common stock that may be issued pursuant to the standby purchase agreement, and the dilutive impact of the guarantor warrants and options outstanding, two assumptions must be made: (1) the closing stock price on the record date and (2) the level of participation in the rights offering by Movie Star’s current shareholders (excluding TTG Apparel). The chart below reflects estimated closing stock prices on the record date of $2.08, $2.38 and $2.68 per share (from June 1, 2007 to August 17, 2007 our stock has traded in a range between $2.05 to $2.90 per share) and estimated Movie Star shareholder participation percentages of 0%, 50% and 100%. The last column of the chart reflects ownership percentages of Movie Star’s current shareholders (including TTG Apparel) ranging from a low of 31% (assuming 0% participation at a price of $2.08 per share) to a high of 51% (assuming 100% participation at a price of $2.08 per share). The Movie Star and FOH Holdings employee options have been included in the table below and are immaterial to the calculation.

Securities and Exchange Commission
August 29, 2007

Projected Combined Company Ownership After
the Series A Preferred, Stock, Rights Offering, Movie Star Common Stock Issued
Pursuant to the Standby Purchase Agreement, Guarantor Warrants and Employee Options

Estimated criteria for share price as of the record date and Move Star Shareholder participation %	Tokarz Investments % of ownership	Fursa % of ownership	FOH Employee Options	Total current FOH shareholders % of ownership	Anticipated Movie Star Shareholders and employee options % of ownership
Scenario 1 – ($2.08 Share / 0.0% Movie Star participation)	31%	36%	2%	69%	31%
Scenario 2 – ($2.38 Share / 0.0% Movie Star participation)	30%	35%	2%	68%	32%
Scenario 3 – ($2.68 Share / 0.0% Movie Star participation)	30%	34%	2%	67%	33%
Scenario 4 – ($2.08 Share / 50.0% Movie Star participation)	26%	31%	2%	59%	41%
Scenario 5 – ($2.38 Share / 50.0% Movie Star participation)	26%	31%	2%	59%	41%
Scenario 6 – ($2.68 Share / 50.0% Movie Star participation)	26%	30%	2%	59%	41%
Scenario 7 – ($2.08 Share / 100.0% Movie Star participation)	21%	26%	2%	49%	51%
Scenario 8 – ($2.38 Share / 100.0% Movie Star participation)	22%	26%	2%	50%	50%
Scenario 9 – ($2.68 Share / 100.0% Movie Star participation)	22%	26%	2%	51%	49%

Movie Star currently does not have a large institutional ownership, and, as a result, we believe that the probability is low that the current Movie Star shareholders would purchase greater than 50% of the rights offering. Accordingly, we anticipate that the current Movie Star shareholders (including TTG Apparel) will own less than 50% of Movie Star’s outstanding common stock after the rights offering. Therefore, we have concluded that it is probable that the FOH Holdings stockholders will retain a majority of the voting rights in the combined company.

We believe that scenarios four through six above are the most likely result because it is probable that the FOH Holdings stockholders will have a majority of the voting rights following the merger. Thus, criterion (a) provides strong evidence that FOH Holdings is the accounting acquirer.

(b) The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest – all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

A large minority voting interest will exist in the combined company by Tokarz Investments and Fursa, which collectively own FOH Holdings, and by TTG Apparel, a current Movie Star shareholder that currently owns approximately 21.5% of Movie Star prior to the merger.

The following table illustrates the estimated ownership percentage in the combined entity of both Tokarz Investments and Fursa on a fully diluted basis using the information included in criterion (a) above. As a direct result of their ownership in FOH Holdings, Tokarz Investments and Fursa will collectively control between 48% and 67% of the combined company’s voting interests on a fully diluted basis. Individually, Tokarz Investments will own between 22% and 31% of the combined entity and Fursa will own between 26% and 36% of the combined entity.

Securities and Exchange Commission
August 29, 2007

	Ownership Percentage
	Low	High
Tokarz Investments	22%	31%
Fursa	26%	36%
Combined	48%	67%

We estimate that TTG Apparel will control between 6% and 7% of the combined company’s voting interest on a fully diluted basis.

The existence of a large minority voting interest in the combined entity is a strong indicator that FOH Holdings is the accounting acquirer because the largest shareholders of the combined company following the closing of the transactions contemplated by the merger agreement will be Tokarz Investments and Fursa, current FOH Holdings stockholders. We believe that criterion (b) provides strong evidence that FOH Holdings is the accounting acquirer.

(c) The composition of the governing body of the combined entity – all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Upon the successful completion of the merger, the FOH Holdings stockholders must vote for the directors identified in the shareholders agreement. The initial composition of the board of directors of the combined company will be as follows:

Current Company Affiliation	Post-Merger Directors of Combined Company
Movie Star	Peter Cole
Movie Star	John L. Eisel
Movie Star	Melvyn Knigin
Movie Star	Michael A Salberg
Movie Star	Joel M. Simon
Movie Star	Thomas Rende
FOH Holdings	William F. Harley
FOH Holdings	Linda LoRe
FOH Holdings	Rose Peabody Lynch
FOH Holdings	Milton J. Walters
FOH Holdings	Thomas J. Lynch

All of the Movie Star affiliated persons named above are current Movie Star directors, with the exception of Thomas Rende, who is a former Movie Star director and the current Chief Financial Officer of Movie Star. Both Peter Cole and John Eisel were recommended by Michael Tokarz to the Movie Star board to become members of the board following his original investment in Movie Star through TTG Apparel. Mr. Tokarz controls both Tokarz Investments and TTG Apparel.

All of the FOH Holdings affiliated persons named above are current FOH Holdings directors, with the exception of Thomas Lynch, who is the current Chief Executive Officer of Fursa, a FOH Holdings stockholder.

Securities and Exchange Commission
August 29, 2007

Six of the 11 director positions are to be filled by Movie Star affiliated persons. However, we do not believe that the initial composition of the board of directors indicates that either FOH Holdings or Movie Star is the accounting acquirer because, during the 18-month period commencing on the closing date of the merger, the following significant actions of the combined entity will require approval by a supermajority of at least 75% of the combined company’s directors:

•	appoint or remove the Chairman, Chief Executive Officer, President, Chief Financial Officer or Chief Operating Officer;

•	appoint or remove any directors or members of a board committee or create any new board committee;

•	amend the charter or bylaws or other organizational documents;

•	engage in any merger, consolidation, sale of a substantial amount of assets or similar transaction;

•	approve the annual business plans/annual budgets and any material modifications to such plans/budgets;

•	incur any term indebtedness for borrowed money where the amount of such indebtedness incurred exceeds $20.0 million in the aggregate, or make any material modifications to the terms of such indebtedness, or guarantee or otherwise provide any financial accommodation with respect to any indebtedness for borrowed money of any other person;

•	create or issue any securities other than: (a) in connection with compensation arrangements approved by Movie Star’s compensation committee; and (b) those contemplated by the merger agreement;

•	modify, in any material manner, the capital structure;

•	redeem, repurchase, retire or otherwise acquire for value any equity interests of Movie Star or its subsidiaries;

•	engage in, amend or terminate any transaction or series of related transactions with or for the benefit of any shareholder, director or officer;

•	make any proposal to wind up, dissolve, liquidate or file for, or consent to, any bankruptcy or similar proceeding;

•	declare or pay any dividend or other distribution (whether in cash or property) to the Movie Star shareholders (other than dividends payable solely in shares of Movie Star common stock); or

•	adopt any equity or other incentive plans for officers, directors and/or employees.

Because supermajority approval of the directors must be achieved prior to any of the significant actions set forth above being taken by the board of directors during the 18-month period following the closing date of the merger, this would appear to negate the fact that the initial composition of the board is represented by six individuals affiliated with Movie Star versus five affiliated with FOH Holdings. Further, during the initial 18-month period, any appointment or removal of a director must be approved by a supermajority of the remaining directors. Accordingly, we analyzed the process governing how subsequent members of the board of directors are to be elected or appointed after the 18-month period following the closing of the merger to determine whether there was an indicator of who the accounting acquirer is.

Securities and Exchange Commission
August 29, 2007

Following the initial slate of directors to be appointed upon the consummation of the merger and the 18-month period following the merger, directors will be nominated by the board of directors, upon the recommendation of the nominating committee, with the nominees to be approved by shareholder vote. During the 18-month period following the consummation of the merger, the significant minority interest shareholders have agreed to a lock-up or restriction on the sale of their shares. Accordingly, we believe the ownership levels of FOH Holdings’ stockholders at the end of the 18-month period will be the same as at the consummation date of the merger. Accordingly, we believe the FOH Holdings stockholders will have the ability to control the appointment or election of directors to the board following the 18-month period as approval of the appointment or removal of directors will be based on a simple majority vote of shareholders at that time.

We believe that criterion (c) is a weak indicator that FOH Holdings is the accounting acquirer because the FOH Holdings stockholders will not be able to alter the composition of the board of directors through their controlling ownership percentage during the 18-month period following the merger because they will be required to vote for the directors identified in the shareholders agreement during that time period. However, they will be able to control the election of directors through their controlling ownership percentage in the period beginning after such 18-month period lapses.

(d) The composition of the senior management of the combined entity – all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

The senior management teams and existing reporting responsibilities below the chief executive officers of both Movie Star and FOH Holdings will remain in place to manage and operate their respective divisions following the closing of the merger and related transactions. Upon consummation of the merger, Peter Cole, a current Movie Star director, will become the Chairman of the Board and the Executive Chairman of the combined company. While acting in the capacity as the Executive Chairman, Peter Cole will essentially have the responsibilities of the Chief Executive Officer of the combined company.

The current Chief Executive Officer and President of FOH Holdings will become the divisional president of Frederick’s of Hollywood and will oversee the Frederick’s of Hollywood division of the combined company, and the current Chief Executive Officer and President of Movie Star will become the divisional president of Movie Star and will oversee the Movie Star division of the combined company. The Chief Financial Officer of Movie Star will become the Chief Financial Officer of the combined company. The divisional presidents will each be responsible for their respective divisions and will report directly to the Executive Chairman.

While the Executive Chairman of the combined company and the Chief Financial Officer of the combined company will be from Movie Star, the composition of other senior management positions will not change substantially. As such, we believe that criterion (d) is a weak indicator that Movie Star should be treated as the accounting acquirer.

Securities and Exchange Commission
August 29, 2007

(e) The terms of the exchange of equity securities – all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

SFAS No. 141, Footnote 9 states the following with respect to criterion (e):

This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic or foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally).

Because the shares of FOH Holdings are not equity securities traded in a public market, on a stock exchange or in an over-the-counter market, this criterion does not apply to the analysis of identifying the accounting acquirer.

Conclusion

We considered the discussion and analysis of the applicable guidance outlined in paragraph 17 of SFAS No. 141 above and have concluded that the predominance of the factors indicate that FOH Holdings is the accounting acquirer. This conclusion is based on (1) the large minority holdings in the combined company to be held by the FOH Holdings stockholders, which is a strong indicator that FOH Holdings is the accounting acquirer, and (2) the majority of the voting equity interests following the consummation of the merger and related transactions are anticipated to be held by the FOH Holdings stockholders, which also is a strong indicator that FOH Holdings is the accounting acquirer. Since the FOH Holdings stockholders will not have the ability to control the composition of the board of directors until 18 months after the consummation of the merger, we believe that this is a weak indicator that FOH Holdings is the accounting acquirer. The slight imbalance in the senior executive composition is a weak indicator that Movie Star is the accounting acquirer, but these considerations are strongly outweighed by points (1) and (2) above.

2000 Performance Equity Plan Amendment Proposal, page 114

55.	Please revise this discussion to include the New Plan Benefits Table, as applicable, pursuant to Item 10 of Schedule 14A.

We note the comment and have added a table entitled ‘‘Stock and Option Transactions – 2000 Performance Equity Plan’’ on page 110 of the Proxy Statement to disclose stock and option grants to executive officers individually and as a group, non-employee directors as a group and non-executive officer employees as a group under the 2000 Performance Equity Plan as of August 17, 2007. Additionally, we have added a table entitled ‘‘New Plan Benefits – 2000 Performance Equity Plan’’ on page 111 of the Proxy Statement to disclose options or other stock awards to be granted to executive officers individually and as a group, non-employee directors as a group and non-executive officer employees as a group on the basis of the 3,250,000 share increase for which shareholder approval is sought under the amended and restated 2000 performance equity plan proposal.

Securities and Exchange Commission
August 29, 2007

Business of Movie Star, page 139

Sourcing and Supply, page 139

56.	Please discuss why you believe you could replace the loss of any particular contractor in any country within a reasonable time period. Also, please disclose whether alternate sources of merchandise for all product categories are available at comparable prices should you lose your suppliers. Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

We note the comment and have revised the disclosure on page 140 of the Proxy Statement and page 62 of Amendment No. 1 to state that we believe we could replace the loss of any particular contractor in any country in which we manufacture products because we have established relationships with other contractors who are able to manufacture merchandise across all of our product categories at comparable prices. We also have added disclosure discussing other factors that may disrupt the availability of our products and the alternatives should a disruption occur.

57.	Please discuss further the ‘‘temporary interruption’’ you anticipate in your supply if you lose a ‘‘major contractor.’’

We note the comment and have revised the disclosure on page 140 of the Proxy Statement and page 62 of Amendment No. 1 to eliminate the concept of a ‘‘temporary disruption’’ and replace it with disclosure relating to the additional costs that may be incurred to prevent delivery delays. Additionally, we have changed the phrase ‘‘major contractor’’ to ‘‘contractor’’ and have added disclosure to clarify the impact of the loss of any contractor.

58.	Please disclose your practices and your industry’s practices relating to working capital items. For example, please disclose how you compare with others in your industry in carrying the proper amount of inventory to meet your delivery requirements and assure yourself of a continuous allotment of goods from suppliers. Also, please discuss your customers’ rights to return purchased merchandise, if any, and how your policies compare with industry practice. See Item 101(c)(1)(vi) of Regulation S-K.

We note the comment and have added disclosure on page 141 of the Proxy Statement and page 64 of Amendment No. 1 to state that we maintain sufficient inventories of raw materials and finished goods to meet our production requirements and the delivery demands of our customers and that, as a result, we rely on our short-term line of credit to supplement internally generated funds to fulfill our working capital needs. We also have revised the disclosure on page 141 of the Proxy Statement and page 63 of Amendment No. 1 to state that we believe our policy with respect to returns is in line with industry practice.

Marketing and Distribution, page 141

59.	Please discuss the financial impact on you if you lose Wal-Mart and Target as customers. Also, please discuss any alternatives you have if you lose these or any other customers that accounts for 10% of your sales.

We note the comment and have added disclosure on page 141 of the Proxy Statement and page 63 of Amendment No. 1 discussing the financial impact on Movie Star if it loses Wal-Mart as a customer. Target was not a customer of Movie Star in fiscal years 2007 and 2006 and Movie Star did not have any customers other than Wal-Mart that accounted for 10% or more of its sales during fiscal years 2007 and 2006. Accordingly, no disclosure was added with respect to Target or other customers.

Securities and Exchange Commission
August 29, 2007

60.	Please disclose all of your customers that account for 10% or more of your sales. See Item 101(c)(1)(vii) of Regulation S-K.

We note the comment and have added disclosure to the penultimate paragraph of the Marketing and Distribution subsection on page 141 of the Proxy Statement and page 63 of Amendment No. 1 stating that for the fiscal years ended June 30, 2007 and 2006, no other customers accounted for 10% or more of our sales.

Competition, page 142

61.	We note your disclosure in this subsection. Additionally, please estimate your competitive position to your competitors. Also, please discuss the principal methods of competition and the positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

We note the comments and have added disclosure on page 143 of the Proxy Statement and page 65 of Amendment No. 1 that estimates our competitive position to our competitors and discusses the principal methods of competition and the positive and negative factors pertaining to our competitive position.

Properties, page 143

62.	We note the table listing of your facilities as of May 15, 2007. Additionally, please provide information relating to these facilities that will reasonably inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of the facilities. See Instruction 1 to Item 102 of Regulation S-K.

We note the comment and have added disclosure in a paragraph above the table listing of Movie Star’s facilities on page 144 of the Proxy Statement and page 66 of Amendment No. 1 which states that Movie Star believes that its facilities, together with a public warehouse it utilizes in California to accommodate its largest customer and to reduce transit times from its contractors, and with a public warehouse it utilizes in Canada to accommodate its Canadian customers, are adequate for its current and reasonably foreseeable future needs, and that its properties are in good condition and suitable for the conduct of its business.

Movie Star’s Management’s Discussion and Analysis of Financial Condition.... page 144

63.	On page 31, you state that FOH Holdings has two material weaknesses and other deficiencies in its internal control over financial reporting. In this section and in the FOH Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 161, please discuss these material weaknesses and deficiencies, how they will impact the combined company, and the steps you are taking or will take to improve these weaknesses and deficiencies.

We note the comment and have added disclosure on pages 146, 164 and 165 of the Proxy Statement and pages 49 and 67 of Amendment No. 1 that discusses FOH Holdings’ two material weaknesses and deficiencies and how they will impact the combined company, as well as the steps that FOH Holdings is taking and that the combined company plans to take to eliminate these weaknesses and deficiencies.

Securities and Exchange Commission
August 29, 2007

64.	Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We note the comment and have revised Movie Star’s MD&A in the Proxy Statement and Amendment No. 1 to provide a balanced, executive-level discussion of the most important matters on which Movie Star focuses in evaluating its financial condition and operating performance.

65.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company; and

•	material opportunities, challenges, and risks in short and long-term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No.33-8350.

We note the comment and have revised Movie Star’s Liquidity and Capital Resources subsection in the Proxy Statement and Amendment No. 1 to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way. We also have provided additional information about the quality and variability of our earnings and cash flows, including whether we expect levels to remain stable or to increase or decrease, and the impact of any changes on our earnings.

Results of Operations, page 146

66.	Please revise your disclosure in this section and in your Liquidity and Capital Resources subsection to ensure the discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As example only:

•	On the bottom of page 146 and the top of page 147, you state that your net sales increase for the three and nine months ended March 31, 2007 was primarily due to an increase in shipments to your largest customer and an increase to Frederick’s of Hollywood, which was partially offset by a net overall decrease in shipments to other customers. Please discuss the reason or reasons for the increase in shipments to your largest customer and Frederick’s of Hollywood and the reason or reasons for the decrease in shipments to other customers.

•	Please discuss the reason or reasons that the Sidney Bernstein & Son division accounted for $14,124,000 and $12,964,000 of net sales for the years ended June 30, 2006 and 2005. In the regard, please discuss how these figures compared to your other divisions.

Securities and Exchange Commission
August 29, 2007

•	Please provide further details regarding the low margin $7,800,000 shipment your first discuss on page 149. For example, please disclose why the costs of the shipment were so high, the merchandise arrived late at your distribution centers, and any reason for the shipment’s low margin.

•	On page 151, you state that you recorded a loss from operations of $4,795,000 for the year ended June 30, 2005 as compared to an operating income of $286,000 for the similar period in 2004. Further, you state that this decrease was due to lower gross margins and higher selling, general and administrative expenses partially offset by higher sales. Please explain and quantify the factors contributing to and offsetting this decrease.

We note the comment and have revised the Results of Operations and Liquidity and Capital Resources subsections in the Proxy Statement and Amendment No. 1 to ensure the discussion and analysis of our results of operations is not merely a recitation of changes evident from the financial statements.

FOH Holdings’ Business and Financial Information, page 154

Company History, page 154

67.	In the first paragraph of this section, you state that Frederick’s of Hollywood is known for its ‘‘innovative introductions’’ into the intimate apparel market in the United States and is ‘‘generally credited’’ with introducing black lingerie into the American market in 1946, the padded bra in the late 1940s, the push-up bra in the 1950s, the thong panty in 1982, and the first water bra in the 1990s. However, you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other sources. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated.

We note the comment and have revised the disclosure on page 157 of the Proxy Statement and page 83 of Amendment No. 1 to state that the media has credited Frederick’s of Hollywood with the introduction of the disclosed items. Pursuant to the Staff’s request, we are supplementally providing for your review under separate cover copies of articles from CNN Money online, Lingerie Uncovered online, Time online and Hoover’s Profile in Answers.com that support the relevant disclosure.

Growth Strategy, page 154

New Store Expansion Program, page 155

68.	Please discuss the twelve new stores Fredrick’s of Hollywood opened from fiscal 2003 through 2006. Specifically, please disclose the ‘‘selected geographic markets’’ in which they were opened and the ‘‘test new store formats.’’

We note the comment and have revised the disclosure on page 158 of the Proxy Statement and page 84 of Amendment No. 1 to disclose the geographic markets in which Frederick’s of Hollywood stores were opened from fiscal 2003 through 2006 and the test new store formats.

Securities and Exchange Commission
August 29, 2007

Stores Division, page 156

69.	Please describe Frederick’s of Hollywood’s ‘‘variety of store prototypes in addition to the ‘Modern Hollywood’ store format’’ discussed in this subsection.

We note the comment and have revised the disclosure on page 159 of the Proxy Statement and page 85 of Amendment No. 1 to clarify that Frederick’s of Hollywood has legacy stores that operate under a design that has evolved over time. However, as such designs are not the focus of current or future development, we do not believe that a detailed description of design elements of multiple legacy formats is material or useful in understanding the business of Frederick’s of Hollywood.

70.	Please describe further Frederick’s of Hollywood’s store expansion plan to open approximately 50 new stores over the next three years and discuss the plan’s current status.

We note the comment and have revised the disclosure on page 159 of the Proxy Statement and page 85 of Amendment No. 1 to elaborate upon Frederick’s of Hollywood’s store expansion plan to open approximately 50 new stores over the next three years and provide the current status of the plan.

Sourcing, page 157

71.	Please disclose Fredrick’s of Hollywood’s three major suppliers that individually exceeded 10% of total purchased in fiscal 2006. Also, please disclose why Frederick’s of Hollywood believes that it has ‘‘good relationships with vendors’’ and that ‘‘there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms’’ as the number of its stores increases. Further, please disclose the consequences and alternative should any of these suppliers cease doing business with you.

We note the comments and have revised the disclosure on pages 160 and 161 of the Proxy Statement and pages 86 and 87 of Amendment No. 1 to address the comments.

72.	Please disclose the amount of purchases made from foreign suppliers. Also, enhance the disclosure to reflect the origin of such purchases.

We note the comment and have revised the disclosure on page 160 of the Proxy Statement and page 86 of Amendment No. 1 to disclose the amount of purchases made from foreign suppliers and to reflect the origin of such purchases.

Legal Proceedings, page 159

73.	We note that Frederick’s of Hollywood was served with a purported class action complaint on October 23, 2006. Please disclose the name of the court in which this proceeding is pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding, and the relief sought. See Item 103 of Regulations S-K.

We note the comment and have revised the disclosure on page 163 of the Proxy Statement and pages 89 and 90 of Amendment No. 1 to disclose the name of the court in which this proceeding is

Securities and Exchange Commission
August 29, 2007

pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding and the relief sought.

FOH Holdings’ Management’s Discussion and Analysis of Financial.... page 161

Goodwill and Trademark, page 162

74.	Please provide to us your most recent trademark impairment test. Please be detailed and explain for us all significant assumptions used. Furthermore, enhance your disclosure to provide specifics with respect to the assumptions used.

FOH Holdings’ most recent trademark impairment test was completed at the end of the FOH Holdings’ 2006 fiscal year and resulted in the fair value being greater than the $18.1 million carrying value. Pursuant to the Staff’s request, we are supplementally providing for your review under separate cover FOH Holdings’ most recent trademark impairment test. The significant assumptions embodied in the test are discussed below.

FOH Holdings’ management, with the assistance of a third party appraiser, estimated the fair value of the trademark using the Relief-from-Royalty method under the Income Approach. The Relief-from-Royalty method is a specific application of the discounted cash flow method based upon the premise that the value of an intangible asset is equal to the present value of the after-tax cash royalty savings attributable to owning the asset as opposed to paying a third party for its use. The Relief-from-Royalty method is widely recognized and used by valuation professionals. The significant assumptions used in the analysis are as follows:

•	Royalty Rate – A key assumption in the application of the Relief-from-Royalty method is the royalty rate used. Considering that FOH Holdings does not have a history of licensing its trademark to independent third parties, FOH Holdings’ management selected a royalty rate based on an analysis of data obtained from RoyaltySource®, a recognized third-party source of market royalty rate data. FOH Holdings’ management selected a royalty rate of 3.5% based on an analysis of the data obtained from RoyaltySource®. Based on this data, FOH Holdings’ management noted that the average royalty rate for similar tradenames was approximately 6%. In previous years, the ‘‘Frederick’s of Hollywood’’ brand had been associated with a product that was sometimes less than well-received and a company that had only emerged from bankruptcy in January 2003, and the brand recognition was not comparable to that of certain other competitors. Beginning in fiscal year 2005, the product line was revamped and customer relationship programs were being introduced. By the end of fiscal year 2006, the customer programs and new product lines had begun to generate a strengthening of the business and the perception of the ‘‘Frederick’s of Hollywood’’ brand in the consumer’s mind. Because these issues were still being addressed by management at the end of the 2006 fiscal year, FOH Holdings’ management selected a royalty rate that was at the lower end of the range.

•	Revenues – As the ‘‘Frederick’s of Hollywood’’ brand is associated with generating all of FOH Holdings’ revenue, the revenue forecast is critical to the analysis. The revenue forecast used in the model is consistent with the conservative expectations of FOH Holdings’ management, and with the consolidated revenue forecast used in testing FOH Holdings’ goodwill for impairment.

Securities and Exchange Commission
August 29, 2007

•	Discount Rate – FOH Holdings’ management used the enterprise-level weighted average cost of capital as the discount rate in the analysis. The rate was calculated to be approximately 18%. In order to calculate the weighted cost of capital, FOH Holdings’ management took into account the risk-free rate, the market return, FOH Holdings estimated beta, plus the after-tax cost of debt.

•	Effective Tax Rate – In determining the expected cash flows generated by the trademark, FOH Holdings’ management assumed that the profit would be taxed at a combined Federal and state corporate tax rate of 40%.

FOH Holdings’ management believes that the royalty rate is the most significant assumption used in the analysis, primarily because changes in the royalty rate assumption have the most significant impact on the calculation of the ‘‘Frederick’s of Hollywood’’ brand’s fair value.

As such, the FOH Holdings critical accounting policies discussion within the MD&A has been revised on page 166 of the Proxy Statement and page 69 of Amendment No. 1 to disclose the royalty rate used and the sensitivity of the fair value model to changes in the royalty rate.

75.	Please revise this entire section to provide a balanced, executive-level discussion of the most important matters on which Frederick’s of Hollywood focuses in evaluating its financial condition and operating performance. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-B and SEC Release No. 33-8350.

We note the comment and have revised FOH Holdings’ MD&A in the Proxy Statement and Amendment No. 1 to provide a balanced, executive-level discussion of the most important matters on which FOH Holdings focuses in evaluating its financial condition and operating performance.

76.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on Frederick’s of Hollywood’s revenues or income or result in its liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of Frederick’s of Hollywood’s earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on Frederick’s of Hollywood’s earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to Frederick’s of Hollywood; and

•	material opportunities, challenges, and risks in short and long-term and the actions Frederick’s of Hollywood is taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We note the comment and have revised FOH Holdings’ Liquidity and Capital Resources subsection in the Proxy Statement and Amendment No. 1 to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on FOH Holdings’ revenues or income or result in its liquidity decreasing or increasing in any material way. We also have provided additional information about the quality and variability of FOH Holdings’ earnings and cash flows, including whether we expect levels to remain stable or to increase or decrease, and the impact of any changes on its earnings.

Securities and Exchange Commission
August 29, 2007

77.	Please revise your disclosure in this section and in Frederick’s of Hollywood’s Liquidity and Capital Resources subsection to ensure the discussion and analysis of its results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No.33-8350. As examples only:

•	On page 165, you state that Frederick’s of Hollywood’s net sales for the six months ended January 27, 2007 increased $10,861,000 or 15.7%, as compared to the prior year, due to the continuing strength of its product offerings to its core customers. Please explain what you mean by ‘‘the continuing strength of its product offerings to its core customers,’’ and please quantify and discuss further the changes in the merchandising strategy across all channels that led to growth in all categories. You go on to mention your main merchandise categories; however the discussion lacks meaningful quantitative analysis.

•	Furthermore, enhance your gross profit discussion to quantify your buying and occupancy costs on page 165. Please revise the disclosure here and for your fiscal year end discussions to quantify all line item changes with more than one business reason.

•	Please discuss and quantify the factors that contributed to Frederick’s of Hollywood’s decrease in selling, general, and administrative expenses as a percentage of sales for six months ended January 27, 2007 that you disclose on page 165.

•	On the bottom of page 168, you state that FOH Holdings’ interest expense increase for the combined fiscal 2005 periods was driven by an increase in the average outstanding borrowings of approximately $3,498,000 or 17.0%, and an increase in the average borrowing rate from 6.6% in fiscal year 2004 to 6.8% in fiscal year 2005. Please discuss the reasons behind the increase in the average outstanding borrowings and the average borrowing rate during this time.

We note the comment and have revised FOH Holdings’ Results of Operations and Liquidity and Capital Resources subsections in the Proxy Statement and Amendment No. 1 to ensure the discussion and analysis of FOH Holdings’ results of operations is not merely a recitation of changes evident from the financial statements.

FOH Holdings, Inc. – Liquidity and Capital Resources, page 169

78.	Your liquidity discussion does not fully address the cash flow effects regarding the discontinued operations. Please revise to disclose at a minimum:

•	Cash flows are not reported separately in the cash flow statement,

•	Quantify the cash flows from discontinued operations,

•	Describe how the absence of cash flows (or negative cash flows) from discontinued operations are expected to affect future liquidity and capital resources. (e.g. effect on financing levels, terms, covenants, etc.)

We note the comment and have revised FOH Holdings’ Liquidity and Capital Resources subsection in the Proxy Statement and Amendment No. 1 to discuss the cash flow effects regarding the discontinued operations, including disclosure that such cash flows are not reported separately in the cash flow statement, to quantify the cash flows from discontinued operations, and to describe how the absence of such cash flows is expected to affect future liquidity and capital resources.

Securities and Exchange Commission
August 29, 2007

Beneficial Ownership of Securities, page 172

79.	Please disclose the number of shares outstanding that you relied upon in calculating the percentages that appear in the table. Also, it appears that you do not disclose the natural person, persons, or public company that exercises the ultimate voting or investment control over the shares of Fursa Alternative Strategies LLC. Please revise or advise.

We note the comment and have revised the disclosures on pages 180 and 181 of the Proxy Statement and pages 115 and 116 of Amendment No. 1 to disclose the number of shares outstanding that we relied upon in calculating the percentages that appear in the table and that William F. Harley, as Chief Investment Officer of Fursa Alternative Strategies LLC, exercises voting authority over shares beneficially owned by Fursa Alternative Strategies LLC.

Certain Relationships and Related Party Transactions, page 173

80.	Please tell us whether the terms of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties. If not, please disclose how the agreements’ terms were either beneficial or detrimental to you.

We note the comment and have added disclosure at the end of the section on page 184 of the Proxy Statement and page 114 of Amendment No. 1 that all ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable than are available from unaffiliated third parties and will require prior approval in each instance by a majority of the members of our board who do not have an interest in the transaction. We also added that the amendments to our bylaws that will take effect upon the consummation of the merger will create a 75% supermajority board approval requirement in connection with important corporate decisions for a period of 18 months after the merger is consummated, including transactions with our officers, directors and shareholders.

FOH Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets, page F-3

81.	Disclose the allowance for doubtful accounts. See Rule 5-02.4 of Regulation S-X.

We note the comment and supplementally advise that the allowance for doubtful accounts was less than $10,000 for each of the periods presented. Although Rule 5-02.4 of Regulation S-X generally requires the disclosure of the allowance for doubtful accounts separately in the balance sheet or in a note to the financial statements, we have elected not to disclose this information because it is not material.

Consolidated Statements of Operations, page F-4

82.	Please revise the income statement to present basic and diluted earnings per share information for all periods presented. Reference is made to Rule 5-03.20 of Regulation S-X.

We note the comment and supplementally advise that for the same reasons noted in our response to Comment 16 above, we do not believe that the presentation of the basic and diluted earnings per share information for FOH Holdings is relevant or material to readers considering the proposed transaction and we believe that the inclusion of such information will be confusing and potentially misleading to readers.

Securities and Exchange Commission
August 29, 2007

Notes to the Consolidated Financial Statements, page F-7

1. Basis of Presentation, page F-7

83.	Please describe in detail your process for identifying all acquired intangible assets. Given the amount of goodwill recorded on this transaction, we believe it is likely that there may be additional intangibles that may have been omitted in allocating fair value. In this regard, please explain the reasons the investors paid a substantial premium for a business with a history of operating losses.

In order to identify all acquired intangible assets, FOH Holdings’ management used the guidance included in paragraph 39 of SFAS No. 141 and the additional guidance provided in paragraph 14 of Appendix A to SFAS No. 141. The process followed to identify all acquired intangible assets involved a thorough review of all contracts and legal rights to identify intangibles arising from the ‘‘contractual-legal criterion’’ of SFAS No. 141, paragraph 39. FOH Holdings’ management also searched for any intangibles that met the ‘‘separability criterion’’ of paragraph 39 of SFAS No. 141.

In addition, FOH Holdings’ management utilized an independent third-party appraiser to assist them in quantifying FOH Holdings’ acquired intangible assets that could be recorded apart from goodwill, and to assist them in identifying any acquired intangible assets that they had not already identified as part of their review. The appraiser undertook its own due diligence effort in order to assist FOH Holdings’ management in ensuring that all acquired intangible assets had been identified and considered. The only material acquired intangible assets that were identified as part of the process that could be recognized apart from goodwill were the FOH Holdings’ trademarks, customer relationships (for the direct business only), favorable operating leases and domain names.

FOH Holdings emerged from bankruptcy in January 2003 and generated operating profit in fiscal years 2003 and 2004. The investors identified an opportunity to obtain a recognized brand name and national retail operation, which with a renewed focus on product offerings, customer interfaces and operating efficiencies, could strengthen its financial performance and generate strong operating profits and a return on their investment. As a result, the investors paid a substantial premium for the business.

2. Summary of Significant Accounting Policies, page F-8

84.	We presume you have completed or are in the process of completing your fiscal year 2007 impairment testing of goodwill. Please supplementally provide us with a summary of your analysis performed for 2007, or the latest test performed. We may have further comment.

FOH Holdings’ management has not begun the process of performing their annual goodwill impairment test for the 2007 fiscal year. The following is a summary of the results from the fiscal year 2006 analysis that indicated that the fair value of the FOH Holdings’ reporting units were greater than their respective book values as of July 29, 2006:

[CONFIDENTIAL TREATMENT REQUESTED BY MOVIE STAR, INC.]

FOH Holdings’ management determined the fair value of the individual reporting units based on a discounted cash flow methodology using the Income Approach. Under this approach, they measured

Securities and Exchange Commission
August 29, 2007

the present value of the future cash flows of each of the reporting units. There are two components of a discounted cash flow approach, the discrete cash flow forecast and the terminal value. The terminal value was calculated using the Gordon Growth Model. The following are the significant assumptions that were used in calculating the present value of the cash flows for each of the reporting units as of July 29, 2006:

•	Discrete Cash Flow Forecasts – The discrete cash flows are based upon financial projections through 2010. These projections are predominantly driven by the strengthening of the store operations, the growth of the direct business and increased operating efficiencies. For purposes of forecasting the estimated cash flows, FOH Holdings’ management have assumed that the gross margins for each of the reporting units will remain constant during both the discrete and terminal periods.

•	Terminal Value – The terminal period begins subsequent to the 2010 fiscal year, and when calculating the terminal value, it was assumed that the long-term growth rate would be approximately 3%. The long-term growth rate selected is consistent with both the expected long-term nominal GDP expectations and the expected long-term inflation data as published by the Congressional Budget Office.

•	Discount Rate – An 18% discount rate was used in the model, which was calculated based on the weighted average cost of capital for FOH Holdings. In order to calculate the weighted average cost of capital, FOH Holdings’ management took into account the risk-free rate, the market return, the company’s estimated beta, plus the after-tax cost of debt.

•	Effective Tax Rate – It was determined that the expected cash flows for each of the operating segments would be tax-effected at a combined Federal and state corporate tax rate of 40% to reflect the hypothetical tax that a potential buyer would pay.

•	Determination of Reporting Units – For purposes of performing the annual impairment test, FOH Holdings’ management determined that their operating segments were their reporting units, principally because the financial information presented to management that is used in managing the business is at the operating segment level (i.e. discrete information below the operating segment level is not used regularly in managing the business). Because the business is managed at the operating segment level, we believe that it would be appropriate to allocate the goodwill at the operating segment level. Each of the reporting units operates within a separate legal entity and maintains a separate balance sheet. FOH Holdings’ management relied on these separate balance sheets to form the basis for determining the net assets allocable to each reporting unit. In addition, goodwill was assigned to each of the reporting units based on the excess of the fair value of each of the reporting units over the fair value of the net assets of each of the respective reporting units. In connection with the annual impairment test conducted as of July 28, 2007, the catalog and Internet reporting units may be combined into a single reporting unit due to the convergence of these businesses.

85.	Please explain your policy of accruing for planned but unexecuted markdowns and the distinction, if any, in the valuation of your recorded inventory.

Inventory for FOH Holdings’ retail stores is stated at the lower of cost (first-in, first-out) or market. Cost is determined using the retail inventory method. Under the retail inventory method, management is required to record markdowns to ensure inventory is properly valued at the lower of

Securities and Exchange Commission
August 29, 2007

cost or market. Actual permanent markdowns are recorded on items upon communication of the markdowns to the stores. Further, an inventory reserve for planned but unexecuted markdowns is recorded as a component of the inventory valuation reserve for the retail store inventory. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation, as well as gross margins. Planned but unexecuted markdowns represent inventory that has been specifically identified at the stock keeping unit (SKU) for markdown, but have not yet been communicated to stores. Recording a reserve for these unexecuted markdowns is part of the process of evaluating inventory valuation and is used as a mechanism to ensure there are no markdowns held by the merchandising department prior to a cut-off period.

86.	Please provide to us your analysis that supports the capitalization of direct response advertising costs which you disclose consist primarily of costs related to your product catalogs. In this regard, please provide to us your historical analysis used to support capitalization. We further note your disclosure on page 155 of the solicitation document that you have been reducing the annual catalog circulation. See paragraph 48 of SOP no. 93-7.

FOH Holdings separately captures all the expenses for each of the catalogs and capitalizes those costs, which are then expensed in relationship to the sales generated. The catalog costs capitalized include photography, models, paper, printing and mailing. The direct team estimates the sales each catalog will generate based on merchandise advertised in the catalog, circulation, and estimated response rate, which is based on historical experience. Each month, amortization of the prepaid catalog costs is based on the shipped sales as a percentage of the respective catalog’s total estimated sales that will be earned over the life of the catalog.

In accordance with SOP 93-7, the realizability of the prepaid catalog costs are also evaluated as of each balance sheet date by comparing the capitalized costs for each catalog on a catalog by catalog basis to the probable remaining future net revenues (gross revenues less the costs of goods sold, payroll costs, etc.). The probable remaining future net revenues are based on circulation, historical response rates and current trends. The amount of catalog expense capitalized as of any point in time will vary based on the amount of time between the capitalization of the costs and the catalog drop date.

Although FOH Holdings has been reducing its annual catalog circulation, the net revenues generated from each catalog continues to be greater than the costs incurred. If the amount capitalized for a catalog exceeds the remaining future net revenues that probably will be realized from the catalog, the excess amount is reported as advertising expense in the current period.

Below is a summary of the historical analysis used to support the capitalization of catalog costs as of July 29, 2006. As noted in the last two rows of the table, with the exception of the Spring 06 Catalog that had an immaterial difference, the costs capitalized for each of the catalogs that were outstanding as of July 29, 2006 were less than the expected net revenues.

Securities and Exchange Commission
August 29, 2007

[CONFIDENTIAL TREATMENT REQUESTED BY MOVIE STAR, INC.]

Revenue Recognition, page F-11

87.	Please explain your basis for recognizing revenue at the time estimated receipt by the customer for catalog and internet sales. Please advise.

FOH Holdings recognizes revenue when the title and risk of loss passes to the customer. With respect to catalog and Internet sales, the title for purchased merchandise does not transfer to the customer until the merchandise is received by the customer; therefore, revenue for catalog and Internet sales is not recognized until the receipt has taken place. Catalog and Internet orders are shipped via next day, second day or ground delivery in accordance with the customer’s request. FOH Holdings’ management cannot determine the exact timing of when customers will receive the inventory, but an estimate is made based upon whether the merchandise was shipped via next day, second day or ground delivery and the standard delivery days provided by geographic location by the shipping provider. FOH Holdings’ management believes its estimation process to be reasonably accurate and would not expect estimated receipts to be significantly different than actual receipts.

Segment Reporting, page F-12

88.	Please tell us in more detail how you determined that you have only one reportable segment. We note that you sell different products (e.g. clothing, shoes, and lingerie), and you have different distribution channels (e.g. retail, internet and catalog). Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as budgets, flash reports and internal financial statements. Provide to us three years of revenue information for each operating segment and three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Pursuant to the Staff’s request, we are supplementally providing for your review under separate cover three years of revenue information for each operating segment of FOH Holdings, three years of profit and margin history, and asset information for each operating segment identified in addition to

Securities and Exchange Commission
August 29, 2007

examples of current internal reports that management uses to direct and assess the performance of the business, as well as financial information presented to the board of directors. The internal reports that are used by management to direct and assess the performance of the business are the daily sales report and the weekly scorecard, which have been provided for your review under separate cover.

Determination of Operating Segments

FOH Holdings is a privately-held company headquartered in Hollywood, California that has four subsidiaries that operate under the brand name ‘‘Frederick’s of Hollywood.’’ Frederick’s of Hollywood is a mall-based specialty retailer of women’s intimate apparel and related products in the United States, and a direct retailer of intimate apparel and other women’s apparel through direct sales channels comprised of the Internet and catalog operations. Frederick’s of Hollywood currently operates 133 stores nationwide, operates an online store at www.fredericks.com, and in its 2007 fiscal year, mailed approximately 20 million catalogs.

FOH Holdings’ management has considered the guidance in paragraph 10 of Financial Accounting Standards Board Statement No. 131, Disclosures About Segments of an Enterprise and Related Information (‘‘FAS 131’’), in determining the operating segments of FOH Holdings at each reporting period.

For the year ended July 29, 2006 and as of April 28, 2007, FOH Holdings’ management determined the operating segments to be the retail stores (‘‘Stores’’), the catalog business (‘‘Catalog’’), and the Internet business (‘‘Internet’’) based on FOH Holdings’ evaluation of the three criteria listed in paragraph 10 of FAS 131 which are as follows:

(a) An operating segment is a component of an enterprise that engages in business activities that earn revenues and incur expenses.

The Stores, Internet and Catalog operating segments represent separate distribution channels that each generate discrete revenues and expenses through the sale of merchandise.

(b) An operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (‘‘CODM’’) to make decisions about resources to be allocated to the segment and assess its performance and (c) for which discrete financial information is available.

FOH Holdings derives substantially all of its revenues from providing women’s intimate apparel and other apparel merchandise by way of sales in mall-based retail stores, and through the Internet and catalog sales channels. FOH Holdings’ operating segments are aligned along the same lines as its distribution channels and, as a result, discrete internal reporting results are generated for the Stores, Internet and Catalog operating segments. These reports (principally the weekly scorecard and the daily sales reports) are reviewed by FOH Holdings’ Chief Executive Officer, who operates as the CODM to make decisions about the allocation of resources between the operating segments and in assessing the performance for each of the operating segments. The financial information included in the reports is segregated among the Stores, Internet and Catalog operating segments, and FOH Holdings’ systems are configured to maintain discrete financial information for each of these operating segments. In addition, the financial information is presented to the board of directors in summary form with the financial information broken out among the Stores, Catalog and Internet operating segments. These reports include revenue and gross product margin related information.

Securities and Exchange Commission
August 29, 2007

In addition, operating profit by operating segment is not a measure that is used by the CDOM when considering how to allocate resources or in making key decisions, and as such, this information is not included in the weekly scorecard and the daily sales reports.

FOH Holdings’ management evaluated whether the operating segments should be based on product lines and determined that it is more appropriate to base the operating segments on the sales channels, considering that the segment managers are held responsible for the results of the sales channels, and the operating results that are reviewed by the CODM are not based on a product line format but rather on a sales channel format.

Reporting Segment and Aggregation Criteria

FOH Holdings’ management evaluated the aggregation criteria outlined in paragraph 17 of FAS 131 to determine that there is only one reporting segment. With respect to the qualitative factors outlined in paragraph 17 of SFAS 131, FOH Holdings has assessed the applicable criteria as follows:

1.	Nature of products and services – All of the operating segments offer customers all categories of women’s intimate apparel and other apparel merchandise. Substantially all of the same merchandise is sold through each of the operating segments, and merchandise sold by each of the operating segments has similar rates of product profitability, and similar opportunities for growth. In addition, there are similar degrees of risk across operating segments.

For example, all three operating segments are subject to the same consumer sentiment and the same retail trends. In addition, the after-sale service is identical across the operating segments. In addition, all merchandise sold by each of the operating segments comes from the same central distribution facility and the after service is identical across the operating segments.

2.	Nature of the production process – Each of the operating segments purchase merchandise centrally through a consolidated buying process from various domestic and international third-party vendors and FOH Holdings uses the same vendors to source its merchandise for each of the operating segments.

3.	Type or Class of Customer – Each operating segment has the same target demographic and sells to similar classes of customers through the Internet, Catalog, and Stores operating segments. In addition, similar marketing and promotional efforts are used for each of the operating segments. For instance, a theme is chosen for product marketing each season which is consistent across all channels, the same promotional e-mails are sent to both Stores, Catalog and Internet customers, and the same imagery is used in all promotional campaigns across the channels (e.g., the catalog cover will be used in store windows, etc.).

4.	Method of Distribution – All merchandise is received, stored and distributed directly from FOH Holdings’ distribution center in Phoenix, Arizona. The Stores, Catalog and Internet customers purchase products directly from FOH Holdings through retail stores, catalog or the Internet. FOH Holdings provides customer service through salespersons or call center attendants to assist customers with questions relating to the product offerings. FOH Holdings also provides a similar assortment of products, whether in Stores, Catalog or the Internet.

5.	Nature of Regulatory Environment – Each of the operating segments operates in similar regulatory environments (i.e., the principal operations of each of the operating segments are in the United States).

Securities and Exchange Commission
August 29, 2007

In addition to the qualitative factors discussed above, FAS 131 requires an analysis of economic similarities among operating segments. FOH Holdings’ management has determined that the most meaningful quantitative economic metric to use for purposes of such analysis is sales and gross product margin (gross profit margin less occupancy costs). These performance measures are significant to FOH Holdings’ CODM and senior management in determining the allocation of resources to each of the operating segments and to measure the general performance of each operating segment.

The gross product margins for the three operating segments historically have been similar due to a similar vendor base, similar target customers and similar pricing structure. FOH Holdings’ management expects that the long term gross product margins for the three operating segments will continue to remain similar in the future. The information contained in the table below demonstrates that the three operating segments have similar gross product margins:

[CONFIDENTIAL TREATMENT REQUESTED BY MOVIE STAR, INC.]

The difference in gross margins during fiscal years 2005 and 2006 with respect to the Internet operating segment was due to the difference in certain product offerings. However, the difference decreased during fiscal 2007 because the product offerings continued to become more aligned among the three operating segments. This trend is expected to continue in the future.

In addition to using gross product margin as a performance measure, management also looks to historical and expected sales in determining the allocation of resources to each of the operating segments. Historical monthly sales information by operating segment for FOH Holdings is being supplementally provided herewith in order to demonstrate that sales trends in one operating segment are highly correlated with the other. In addition, FOH Holdings’ management expects that there will continue to be similar sales trends in the future among the three operating segments because there is essentially the same product offering and the same customer will often make purchases through more than one sales channel. For instance, a customer may receive a catalog and see an item that he or she would like to purchase, then go to one of FOH Holdings’ stores to purchase the product, and then, at a later date, make a similar purchase via the Internet. FOH Holdings’ repeat customers will often purchase merchandise through multiple sales channels at different times.

After reviewing the relevant criteria and the key performance metrics used by FOH Holdings’ CODM, FOH Holdings’ management has concluded that the aggregation criteria have been met, permitting disclosure of the Stores, Catalog and Internet operating segments as one reporting segment.

Securities and Exchange Commission
August 29, 2007

Annex C

89.	We note that the opinion ‘‘may not be relied upon or used for any other purpose without our prior written consent.’’ We note the limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable state law authority addressing the availability of such a potential defense. In the absence of any applicable state law authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Movie Star under applicable law. Further, disclose that the availability of such a state law defense to Chanin would have no effect on the rights and responsibilities of the company’s board of directors under the federal securities law.

We note the comment. Chanin has revised its opinion to delete the limitation.

Registration Statement on Form S-1

90.	Please revise to comply with the above comments as applicable.

We note the comment and have revised the disclosures in Amendment No. 1 as applicable. We supplementally advise that each applicable response above refers to specific sections and page numbers of Amendment No. 1 that have been revised in accordance with the above comments.

91.	Instead of filing alternative pages, please file two, separate registration statements or tell us why you believe it is appropriate to file the two as one considering the securities being offered do not appear to be offered at the same price.

We note the comment and supplementally advise that we believe it is appropriate to file only one registration statement to register (i) the sale by us of shares of common stock issuable upon exercise of the subscription rights in the rights offering and (ii) the resale by The Equity Group Inc. of 50,000 shares of Movie Star common stock issuable upon exercise of a warrant.

In October 1998, we issued a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.4375 per share to The Equity Group Inc., a financial consulting firm, in consideration for its provision of consulting services to us. The warrant provides the holder with ‘‘piggyback’’ registration rights and states that if we propose the registration of any of our equity securities under the Securities Act, we will be required to permit the holder to include in such registration the shares issuable upon exercise of the warrant. In accordance with the terms of the warrant, we included the shares underlying the warrant in the registration statement that we filed in connection with the rights offering.

Additionally, we believe that it is important for the resale prospectus to include business and financial information and risk factors relating to both Movie Star and FOH Holdings. If we were to file a separate registration statement to register the resale of the warrant shares, we would not be required to include FOH Holdings’ financial statements and business information in the selling shareholder prospectus.

Further, we believe that filing an additional, separate registration statement to register the resale of the warrant shares at the same time we file our proxy statement and rights offering registration

Securities and Exchange Commission
August 29, 2007

statement would create an unnecessary burden for Movie Star and also could confuse its shareholders when reviewing these multiple filings online. We believe that filing the alternate pages describing the resale of the warrant shares in the same registration statement describing the rights offering minimizes such confusion.

Based on the foregoing, we respectfully request that we be able to maintain the current format of the registration statement, as filed. Once declared effective, we will file two separate prospectuses under rule 424(b) with the SEC, one for the rights offering and the other for the resale of the warrant shares.

92.	Please disclose on the cover page the maximum number of shares of common stock issuable upon exercise of rights. See Item 501(b)(2) of Regulation S-K.

In response to this comment, we supplementally advise that pursuant to Rule 430A, the maximum number of shares of common stock issuable upon exercise of the rights is omitted as such information is dependent upon an average share price of our common stock for the 20 trading days immediately preceding the record date, which has not yet been determined. As the number of shares of common stock issuable upon exercise of the rights is dependent upon the subscription price, which will not be determined until the record date for the rights offering, such number is not determinable at this time or prior to the time of effectiveness. We will disclose such number of shares on the cover page of the registration statement when it becomes available.

Use of Proceeds, page 29

93.	We note that you will use the proceeds of this offering ‘‘primarily for the addition of new Frederick’s of Hollywood stores, the renovation of certain existing Fredrick’s of Hollywood stores, working capital and other general corporate purposes.’’ Due to the fact that a material amount of the proceeds will be used to acquire assets, the new Fredrick’s of Hollywood stores, please describe briefly and state the cost of these assets and, where such assets are to be acquired from affiliates of the registrant or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

Instruction 5 to Item 504 of Regulation S-K addresses disclosure of uses of proceeds other than in the ordinary course of the registrant’s business. Following the closing of the proposed merger, our ordinary business will include the development and operation of retail stores. Accordingly, we do not believe that the requested additional disclosure, including the cost of assets, is required under Regulation S-K as the use of proceeds to develop and renovate stores would be an ordinary course expenditure of working capital by a company in the business of operating retail stores. We have revised the relevant disclosure on page 27 of Amendment No. 1 to clarify the ordinary course nature of the expenditures, to explain that the store expansion and renovation plan is being developed and will not be finalized until all store locations have been identified for expansion or renovation and that the specific allocation of these proceeds is currently undeterminable. We supplementally advise that no assets are to be acquired from affiliates of Movie Star, FOH Holding or their respective associates.

Securities and Exchange Commission
August 29, 2007

The Rights Offering, page 102

94.	Please revise to elaborate upon how you arrived at the price, aside from stating that you determined this amount through arm’s length negotiations.

We note the comment and have revised the disclosure on page 125 of Amendment No. 1 to elaborate upon how we arrived at the subscription price.

The Standby Purchase Commitment and Other Transactions, page 111

95.	We note your indication that the securities issued to the Standby Purchasers will be subject to restrictions on transfer. Since it appears that you have already agreed to sell shares to the Standby Purchasers under the terms of the purchase agreement, please confirm that you will complete this offer privately and will not be registering the sale of such shares under this prospectus. Please specifically clarify that the prospectus that forms a part of this registration statement does not cover shares offered to the Standby Purchasers.

We note the comment and have revised the disclosure on pages 1 and 127 of Amendment No. 1 to clarify that none of the shares of our common stock to be acquired by the Standby Purchasers is being covered by this prospectus and that the sale of any of our shares of common stock to the Standby Purchasers is not being registered under this prospectus.

96.	In an appropriate place in this disclosure, please disclose the percentage of your outstanding shares the Standby Purchasers will own if they must fully comply with their backstop commitment.

We note the comment and have revised the disclosure on pages 2 and 127 of Amendment No. 1 to indicate the percentage of our outstanding shares that the Standby Purchasers will own if no other Movie Star shareholder participates in the rights offering.

Selling Shareholder, page A-4

97.	Please disclose how your selling shareholder received its beneficially owned shares.

We note the comment and have revised the disclosure in footnote 1 of the table on page A-4 of Amendment No. 1 to disclose how our selling shareholder received its beneficially owned shares.

98.	Please disclose whether the selling shareholder is a broker-dealer. If so, please identify specifically that shareholder as an underwriter, as opposed to indicating that it ‘‘may be’’ an underwriter.

We note the comment and have revised the disclosure in footnote 1 of the table on page A-4 of Amendment No. 1 to state that The Equity Group Inc. is not a broker-dealer. Accordingly, we have not specifically identified the selling shareholder as an underwriter.

99.	Also, please disclose whether the selling shareholder is an affiliate of a broker-dealer. If so, please disclose if true that:

•	the seller purchased the securities to be resold in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

Securities and Exchange Commission
August 29, 2007

We note the comment and have revised the disclosure in footnote 1 of the table on page A-4 of Amendment No. 1 to state that The Equity Group Inc. is not a broker-dealer or an affiliate of a broker-dealer.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

100.	For the private placements you described in this section, please state briefly the facts that you relied upon for the exemptions.

We note the comment and have revised Part II – Item 15. Recent Sales of Unregistered Securities to delete the table in its entirety as all of the options previously listed were granted under plans that have been registered on Form S-8 registration statements under the Securities Act. We have not sold any unregistered securities during the last three years.

Item 17. Undertakings, page II-4

101.	Please tell us why you have included the undertakings in paragraphs (1)(iii)(A) through (C), paragraph (5), and the paragraph following (5) of this section. It appears that these undertakings do not apply to these transactions.

We note the comment and have revised the disclosure to delete the undertakings in paragraphs (1)(iii)(A) through (C), paragraph (5), and the paragraph following paragraph (5) of this section.

Item 16. Exhibits, page II-6

102.	Please ensure that you file a form of the subscription rights certificate as an exhibit to the registration statement.

We note the comment and have attached a form of the subscription rights certificate as Exhibit 4.1 to Amendment No. 1.

Form 10-K for the Fiscal Year Ended June 30, 2006

Form 10-Q for the Fiscal Quarter ended March 31, 2007

Item 9A Controls and Procedures

103.	Currently, you provide only part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures are effective in ensuring the information you are required to disclose under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Also, if true, please confirm for us that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Further, please confirm for us that you will include this disclosure in your periodic future filings. See Exchange Act Rules 13a-15(e) or 15-d-15(e).

Securities and Exchange Commission
August 29, 2007

Movie Star hereby confirms that based upon an evaluation of the effectiveness of Movie Star’s disclosure controls and procedures as of December 31, 2006 and March 31, 2007, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Movie Star further confirms that it will include this disclosure in its periodic future filings.

Movie Star acknowledges that:

•	Movie Star is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Movie Star may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,
/s/ Marci J. Frankenthaler
Marci J. Frankenthaler

cc:	Melvyn Knigin Thomas Rende Scott Kaufman, Esq. Linda LoRe Marilyn Barrett, Esq.